82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026454

REGISTRANT'S NAME Canadian Western Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FILE NO. 82- 4478 FISCAL YEAR 10-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DATE : 2-6-02

“

banking [on people]

”

Canadian Western Bank Annual Report 2001

CANADIAN WESTERN BANK
Think Western

[great progress]

“ ”

table of contents

NOTICE
OF
ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

The Annual General and Special Meeting of Shareholders of Canadian Western Bank will be held at the Fairmont Hotel MacDonald (Empire Ballroom), 10065 – 100th Street, Edmonton, Alberta, on Thursday, the 7th day of March, 2002, at 2:00 p.m. (mountain standard time) for the purposes of:

1. receiving the financial statements for the year ended October 31, 2001, and the report of the auditors thereon;
2. appointing auditors;
3. considering, and if thought fit, approving an amendment to the existing share incentive plan to increase the number of authorized shares under the plan;
4. electing directors; and
5. transacting such other business as may be properly brought before the meeting.

Proxies to be used at the meeting must be deposited with the Bank at Suite 2300, 10303 - Jasper Avenue, Edmonton, Alberta, T5J 3X6, or at one of the following offices of Computershare Investor Services: Suite 970 Canadian Western Bank Place, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3N6, or 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not later than 2:00 p.m. (mountain standard time) on March 5, 2002.

By order of the
Board of Directors

Charles R Allard

C. R. Allard
Secretary

Edmonton, Alberta
December 6, 2001

CANADIAN WESTERN BANK

MANAGEMENT PROXY CIRCULAR

1. SOLICITATION OF PROXIES

THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF CANADIAN WESTERN BANK (THE "BANK") OF PROXIES TO BE USED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE BANK TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail. The cost of solicitation will be borne by the Bank.

2. APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are directors or officers of the Bank. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON OR PERSONS (WHO NEED NOT BE SHAREHOLDERS OF THE BANK) OTHER THAN THE NOMINEES DESIGNATED IN THE FORM OF PROXY TO ATTEND AND ACT FOR THEM AT THE MEETING. SHAREHOLDERS MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND BY STRIKING OUT THE NAMES OF THE NOMINEES DESIGNATED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY.

Proxies must be deposited with C.R. Allard, the Secretary of the Bank, Suite 2300, 10303 - Jasper Avenue, Edmonton, Alberta, T5J 3X6, or at one of the following offices of Computershare Investor Services: Suite 970 Canadian Western Bank Place, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3N6, or 6th Floor, 530 - 8th Avenue, S.W., Calgary, Alberta, T2P 3S8, not later than 2:00 p.m. (mountain standard time) on March 5, 2002.

3. REVOCATION OF PROXIES

A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof. A shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by him or by his attorney, authorized in writing, at the head office of the Bank at any time up to and including the last business day preceding the day of the meeting or an adjournment thereof at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or an adjournment thereof, or in any other manner permitted by law.

4. EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies will be voted or withheld from voting by nominees designated in the proxies as specified therein. In the event that no specifications are made in the proxies, the shares represented by the proxies will be voted by the nominees designated in the proxies for the appointment of auditors, for the amendment to the share incentive plan and for the election of directors.

No matter is expected to come before the meeting other than the matters referred to in the Notice of Meeting. However, if any such matters which are not now known to management properly come before the meeting (or amendments or variations to matters identified in the Notice of Meeting), the proxies will be voted on such matters in accordance with the best judgment of the person or persons voting the proxies.

5. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof there are outstanding 12,601,499 fully paid and non-assessable common shares in the capital of the Bank having no par value.

Subject to the Bank Act each shareholder has one vote for each share held by him at the close of business on January 17, 2002, except to the extent that the shareholder has transferred the ownership of any of his shares after January 17, 2002, and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, **not later than 10 days before the meeting**, that his name be included in the list of shareholders before the meeting in which case the transferee, subject to the Bank Act, shall be entitled to vote his shares at the meeting.

To the knowledge of the directors and officers of the Bank, as of the date hereof, no person owns or exercises control or direction over shares carrying more than 10% of the votes attached to the outstanding shares of the Bank.

6. RESTRICTIONS

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. These restrictions may be summarized as follows:

(a) Constraints on ownership -- No person, or persons acting jointly in concert, shall, without the approval of the Minister of Finance, purchase or otherwise acquire any share of the Bank or purchase or otherwise acquire control of any entity that holds any shares of the Bank if the acquisition would cause the person to have a significant interest in any class of shares of the Bank or would increase an existing significant interest of a person in that class of shares. A significant interest would occur where the aggregate shares of the Bank beneficially owned by a person, by entities controlled by that person and by any person associated or acting jointly in concert with that person exceed 10% of all of the outstanding shares of the Bank.

(b) Shares held by governments -- No person is permitted to vote in person or by proxy any shares of the Bank held by such person in the right of or for the use or benefit of:

(i) Her Majesty in right of Canada or of a province or an agency of Her Majesty in either of those rights; or

(ii) the government of a foreign country or any political subdivision thereof or any agency thereof.

The foregoing is a summary only of certain provisions of the Bank Act. Please contact the Secretary of the Bank if assistance is required.

Every question brought before the meeting shall be determined by a majority of the votes cast on the question.

7. SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD

During the period from November 1, 2000 to October 31, 2001 the Board of Directors held 7 meetings, the Conduct Review Committee held 3 meetings, the Audit Committee held 4 meetings, the Corporate Governance & Human Resources Committee held 5 meetings, and the Loans Committee held 25 meetings. In all, there were 7 board meetings and 37 committee meetings.

A summary of the record of attendance of directors at each meeting of directors and at each committee meeting held during the year ended October 31, 2001, is annexed hereto as Appendix "A", as required by the Bank Act.

8. FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements of the Bank for the year ended October 31, 2001 and the auditors' report to the shareholders of the Bank will be presented at the meeting.

9. APPOINTMENT OF AUDITORS

Management of the Bank proposes that the firm Deloitte & Touche LLP Chartered Accountants be reappointed auditors of the Bank to hold office until the next ensuing annual meeting of shareholders of the Bank.

10. SHARE INCENTIVE PLAN

In 1994 the Bank established a Share Incentive Plan (the "Plan") and an Option Plan to provide an incentive and reward to officers and employees of the Bank and its subsidiaries who were in a position to and did contribute materially to the successful operation of the Bank. Pursuant to these plans, the exercise price of an option must not be less than the weighted average trading price of the Bank's common shares for the four consecutive trading days preceding the date of grant and the day of the grant and the term of the option may not be more than 10 years from the date of the grant, subject to early termination in the event of termination of employment. Options vest according to dates established by the Corporate Governance & Human Resources Committee but the committee may, in its sole discretion, accelerate the time at which any option may be exercised in whole or in part.

These plans, as at January 8, 2002 had 915,723 shares under option authorized for issuance, prior to the amendments proposed below, representing 7.3% of the outstanding common shares. Of the amount authorized, options exercisable into 896,289 shares are issued and outstanding, becoming exercisable on a staggered basis and all expiring within 10 years from the date of grant.

On June 6, 2001 and December 6, 2001, the Board approved amendments to the Plan, subject to shareholder and Toronto Stock Exchange ("TSE") approval, which will collectively permit the issuance of options to purchase an additional 310,000 common shares respectively under the Plan. If the amendments are approved, the number of shares issuable under both plans would be equal to 1,225,723 shares or approximately 9.7% of the outstanding common shares of the Bank.

The TSE requires that a share incentive plan be affirmed by the affirmative vote of not less than one-half of the votes cast by the holders of the Bank's common shares, excluding votes attaching to the Bank's common shares beneficially owned by insiders to whom the Bank's common shares may be issued pursuant to a share incentive plan and associates of these insiders. To the best of the Bank's knowledge, 0.4% of the common shares are held by such insiders and their associates and will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained. Accordingly, shareholders will be asked at the meeting to approve a resolution to amend the Plan to increase the authorized number of common shares issuable under the Plan by 310,000 common shares.

11. ELECTION OF DIRECTORS

Management of the Bank proposes to nominate the persons named below for election as directors of the Bank, to hold office until the close of the first annual meeting following their election.

Nominee, municipality of residence and principal occupation	Positions and Offices held with the Bank	Director since	Number of shares beneficially owned, controlled or directed
†† CHARLES R. ALLARD Edmonton, Alberta President, Rosedale Meadows Development Inc. (real estate development company)	Director, Secretary	June 6, 1986	893,513[(1)]
†† ALBRECHT W.A. BELLSTEDT Calgary, Alberta Executive Vice President, Law & General Counsel TransCanada PipeLines Limited (north american energy services company)	Director	March 9, 1995	3,300

	Nominee, municipality of residence and principal occupation	Positions and Offices held with the Bank	Director since	Number of shares beneficially owned, controlled or directed
	JACK C. DONALD Red Deer, Alberta Board Chairman, Parkland Industries Ltd. (refining and marketing oil company)	Director, Chairman of the Board	March 22, 1984	25,000
†	JORDAN L. GOLDING Boston, Massachusetts, U.S.A. Corporate Director and Consultant Retired Partner KPMG (certified public accountants)	Director	January 27, 1989	354,600[(2)]
††	ALLAN W. JACKSON Calgary, Alberta President, ARCI Ltd. (real estate development company)	Director	March 22, 1984	28,500
†	WENDY A. LEANEY Toronto, Ontario President, Wyoming Associates Ltd. (general investment holding company)	Director	March 8, 2001	1,500
†	ROBERT A. MANNING Edmonton, Alberta President, Cathton Holdings Ltd. (general investment holding company)	Director	January 31, 1986	901,000[(1)]
†	GERALD A.B. McGAVIN Vancouver, British Columbia President, McGavin Properties Ltd. (commercial property investment company)	Director	January 27, 1989	6,300
	HOWARD E. PECHET La Jolla, California, U.S.A. President, Mayfield Consulting Inc. (general investment holding company)	Director	March 22, 1984	129,000[(3)]
	ROBERT L. PHILLIPS Vancouver, British Columbia Group President and Chief Executive Officer, BCR Group of Companies (Crown Corporation providing integrated transportation services in B.C.)	Director	March 8, 2001	2,000
	LARRY M. POLLOCK Edmonton, Alberta President and Chief Executive Officer, Canadian Western Bank	Director, President & Chief Executive Officer	January 26, 1990	12,022
†	ALAN M. ROWE Regina, Saskatchewan Senior Vice President, Chief Financial Officer and Corporate Secretary, Crown Life Insurance Company	Director	July 1, 1996	2,000
††	ARNOLD J. SHELL Calgary, Alberta President, Arnold J. Shell Consulting Inc.	Director	December 9, 1997	2,000

(1) Of the amounts for Mr. Allard and Mr. Manning, 892,500 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

(2) Of the amount, 352,600 shares are beneficially owned by trusts of which Mr. Golding is a trustee but has no beneficial ownership.

(3) Of the amount, 10,000 shares are beneficially owned by a trust, of which Mr. Pechet is a trustee but has no beneficial ownership.

† member of the Audit Committee
†† member of the Conduct Review Committee

All of the above individuals are currently directors and were elected by the shareholders at the previous annual general meeting. In addition, these individuals hold the same positions with the Bank's wholly-owned subsidiary, Canadian Western Trust Company.

Under the Bank Act, the Bank is required to have an Audit Committee and a Conduct Review Committee. In addition, the Bank has a Loans Committee and a Corporate Governance & Human Resources Committee.

12. EXECUTIVE COMPENSATION

The following table summarizes the aggregate compensation paid or payable by the Bank in respect of the Bank's last three completed financial years to the Chief Executive Officer ("CEO") of the Bank and to the next four most highly paid executive officers whose salary and bonus received (or to be received) in respect of the fiscal year ended October 31, 2001 was greater than $100,000.

Summary Compensation Table

Name and Position	Annual Compensation				Long Term Compensation	All Other Compensation(2) ($)
	Year	Salary ($)	Bonus ($)	Other(1) ($)	Stock Options Granted (#)	
Larry M. Pollock President & Chief Executive Officer	2001 2000 1999	315,000 294,730 283,930	378,000 353,676 170,358	- - -	33,445 - 7,000	61,849 52,728 50,779
Allister J. McPherson Executive Vice President	2001 2000 1999	171,250 129,892 123,450	108,000 45,500 30,068	- - -	26,200 - 3,000	19,541 11,525 11,469
William J. Addington Senior Vice President Corporate & Strategic Operations	2001 2000 1999	144,333 132,208 126,583	54,600 46,300 30,756	1,966 1,954 2,058	12,700 - 3,000	16,957 11,819 11,198
Tracey C. Ball Senior Vice President & Chief Financial Officer	2001 2000 1999	140,417 124,167 116,500	54,250 43,500 28,500	- - -	12,700 - 2,750	16,017 10,900 10,278
Donald C. Kemp Vice President, Credit Risk Management	2001 2000 1999	126,250 110,842 101,967	42,280 33,300 19,817	- - -	10,200 - 2,750	14,595 9,672 9,069

(1) The value of perquisites and benefits for each named executive officer does not exceed the lesser of $50,000 and 10% of the total annual salary and bonus. The amounts quoted in this column represent the taxable benefits on employee loans during the Bank's fiscal year.

(2) The amount reported respecting Mr. Pollock is a Bank contribution to the Employee Share Purchase Plan ("ESPP") and the payment of 15% of salary into a retirement vehicle or other program established by him for this purpose. The amounts reported respecting the remaining four named officers include both Bank contributions to the ESPP and Bank contributions to the individual's Registered Retirement Savings Plan ("RRSP") pursuant to the Bank's Group RRSP Plan. Both of these plans are described below.

Employee Share Purchase Plan ("ESPP")

All full-time permanent employees of the Bank are eligible to participate in the ESPP under the same terms and conditions. Up to December 31, 2000 the ESPP allowed eligible employees to contribute up to 6% of their salary each year to the plan. For every $1.00 contributed by the employee the Bank contributed $0.50 towards the purchase of the Bank's common shares. Effective January 1, 2001 the ESPP allows eligible employees to contribute a percentage of their salary to the plan at a rate dependent upon tenure and/or classification (refer to the following chart). As indicated in the chart, for every $1.00 contributed by the employee the Bank will contribute $0.50 towards the purchase of the Bank's common shares in the open market (on the TSE). The shares purchased from the Bank's contributions vest after the end of each calendar year at which time all the shares purchased under the ESPP are distributed to each participating employee.

	Effective January 1, 2001		Up to December 31, 2000	
Tenure/Classification	Employee	Bank	Employee	Bank
0 – 4 years	Up to 6% of Salary	Up to 3% of Salary	Up to 6% of Salary	Up to 3% of Salary
5 – 10 years	Up to 8% of Salary	Up to 4% of Salary		
11 years plus or Level 14* and above	Up to 10% of Salary	Up to 5% of Salary		

* officers at the level of Senior Assistant Vice President and above.

Group Registered Retirement Savings Plan ("Group RRSP")

All full-time permanent employees of the Bank are eligible to participate in a Group RRSP. Up to December 31, 2000 the Bank contributed 1.5% of salary for all staff up to and including the level of Assistant Vice President and 3% of salary for officers at the level of Senior Assistant Vice President and above (excluding the CEO) on a non-contributory basis. In addition, the Bank matched up to an additional 3% of salary for both groups. Effective January 1, 2001, the Bank contributed a percentage of salary for all staff (excluding the CEO) at the rates set out in the following chart.

	Effective January 1, 2001		Up to December 31, 2000	
Tenure/Classification	Non-Contributory	Matching	Non-Contributory	Matching
0 – 4 years	1.5%	3.0%	1.5%	3.0%
5 – 10 years	2.5%	4.0%	1.5%	3.0%
11 years plus or Level 14* and above	3.0%	4.5%	1.5% or 3.0%	3.0%

* officers at the level of Senior Assistant Vice President and above (excluding the CEO).

The Bank has established an individual defined benefit pension plan for the CEO which is described under the heading "Pension Plan". In accordance with existing arrangements the Bank shall pay 15% of salary into retirement vehicles or other programs established by the CEO for this purpose.

Stock Option Plans

The following table shows information concerning grants of stock options under the Bank's stock option plans during the financial year ended October 31, 2001 to each of the executive officers named in the Summary Compensation Table.

Stock Option Table

Name	Stock Options Granted (#)[1]	Percentage of Total Stock Options Granted in 2001 (%)	Exercise Price[2] ($/Security)	Market Value[3] of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date of Final Stock Options Segment Granted
Larry M. Pollock	13,445 20,000[1]	11.55	23.43 26.12	22.80 26.56	May 31, 2005 May 31, 2005
Allister J. McPherson	8,000 3,200 15,000[1]	9.05	24.66 24.79 26.12	25.26 24.74 26.56	May 31, 2007 May 31, 2005 May 31, 2005
William J. Addington	2,700 10,000[1]	4.39	24.79 26.12	24.74 26.56	May 31, 2005 May 31, 2005
Tracey C. Ball	2,700 10,000[1]	4.39	24.79 26.12	24.74 26.56	May 31, 2005 May 31, 2005
Donald C. Kemp	2,200 8,000[1]	3.52	24.79 26.12	24.74 26.56	May 31, 2005 May 31, 2005

(1) The stock options granted at $26.12 are subject to shareholder and TSE approval.

(2) The exercise price is the average of the average daily trading price for the four days preceding the date of the grant and date of the grant.

(3) Value represents average daily trading price on date of grant.

The following table shows the allocation of all of the options granted during the financial year ended October 31, 2001 and the dates the options were granted:

Allocation of Share Options

Category	Date of Grant[1]	Number of Options(#)[2]	Exercise Price ($)
Senior Officer (1)	November 1, 2000	13,445	23.43
Senior Officer (1)	December 6, 2000	8,000	24.66
Employees (2)	December 6, 2000	6,000	24.66
Senior Officers (13)	December 7, 2000	29,100	24.79
Employees (75)	December 7, 2000	62,900	24.79
Senior Officers (14)	June 6, 2001	127,000	26.12
Employees (11)	June 6, 2001	43,000	26.12

(1) All of the options expire on a staggered basis no longer than ten (10) years from the date of grant.

(2) Of the number of options granted, 170,000 are subject to shareholder and TSE approval.

During the financial year ended October 31, 2001, senior officers and employees of the Bank exercised options to purchase 243,932 common shares of the Bank. The number of shares issued on exercise of options and the price per share were as follows:

Number of Shares	Exercise Price $
23,768	8.73
90,685	10.25
68,450	12.93
1,579	14.00
2,500	16.01
4,200	18.78
48,750	19.11
2,000	19.79
2,000	20.31

The ranges of common share trading prices on the TSE from October 1, 2000 to October 31, 2001 were as follows:

October 1, 2000 to December 31, 2000	- $22.00 to $26.30
January 1, 2001 to March 31, 2001	- $25.05 to $27.75
April 1, 2001 to June 30, 2001	- $23.60 to $30.00
July 1, 2001 to September 30, 2001	- $25.55 to $30.50
October 1, 2001 to October 31, 2001	- $26.27 to $28.50

The following table shows the number of shares issued resulting from the exercise of options during the financial year ended October 31, 2001 and the total number of shares issuable on the exercise of options which have been granted to each executive officer named in the Summary Compensation Table and are outstanding as at the end of the financial year.

Aggregate Options Exercised During the 2001 Financial Year ("FY") and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] ($)	Unexercised Options at FY-End (#)		Value of Unexercised in-the-Money Options at FY-End[(2)] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Larry M. Pollock	36,247	635,239	77,268	66,634	1,098,621	503,590
Allister J. McPherson	1,579	19,153	22,863	41,358	258,140	196,383
William J. Addington	15,828	264,666	31,289	24,042	445,094	158,019
Tracey C. Ball	10,909	196,413	19,613	22,093	264,779	130,644
Donald C. Kemp	4,530	72,413	13,037	16,453	168,588	80,106

(1) Aggregate value realized was calculated using the average weighted trading price on the date exercised less the exercise price.

(2) Values of unexercised in-the-money options at FY-End was calculated using the average weighted trading price at FY-End less the exercise price.

Pension Plan

The Bank has established a defined benefit pension plan for the CEO. The following table shows the estimated annual benefits payable upon the CEO's retirement based on specific categories of average fixed compensation and years of service.

Pension Plan Table

Remuneration ($)	Pension Amount by Years of Service ($)				
	15	20	25	30	35
250,000	$25,833	$34,444	$43,056	$51,667	$60,278
300,000	$25,833	$34,444	$43,056	$51,667	$60,278
350,000	$25,833	$34,444	$43,056	$51,667	$60,278
400,000	$25,833	$34,444	$43,056	$51,667	$60,278
450,000	$25,833	$34,444	$43,056	$51,667	$60,278

The individual pension plan provides a benefit of 2% of the three year final average base salary for each year of credited service, subject to the Canada Customs and Revenue Agency maximum of $1,722.22 for each year of credited service. Since January 1, 1996, the CEO has had his credited service frozen at 27.6 years.

Termination of Employment Agreement of the CEO

The CEO has an agreement with the Bank that if his employment is terminated, or if the Bank is sold, merged or liquidated or if its normal operations are changed in such a manner as to eliminate the CEO or the position, then the Bank will pay the CEO a termination and compensation settlement equal to twice the product obtained by averaging the two most recent full years of total compensation immediately prior to termination while employed with the Bank. The total compensation includes all bonuses, benefits, allowances and incentives. Effective November 1, 2000 "benefits" exclude any options granted as they are governed by a specific contractual agreement. This agreement provides, in the event of the aforementioned changes, that all options become exercisable on the date of termination and expire after two years from that date. Alternatively, at the discretion of the CEO, the options will be redeemed by the Bank at a price as calculated at the average price for the four trading days prior to the date of termination plus the termination date.

Retiring Allowance Agreement of the CEO

The Bank has entered into a retiring allowance arrangement with the CEO which pays a certain number of months salary depending on age at retirement. Effective November 1, 2000 if the CEO retires at ages 54, 55, 56, 57, 58, 59 or 60 and over, he will receive 2, 4, 6, 9, 12, 15, or 18 months of salary, respectively. Partial years will be prorated and payment would not begin until the earlier of retirement date or age 65.

Composition of Corporate Governance & Human Resources Committee

The Corporate Governance & Human Resources Committee of the Board of Directors (the "Committee") is composed of no less than five directors who are neither officers nor former officers of the Bank. The Committee is charged with the periodic (no less than annual) review of the Bank's overall compensation structure and the establishment of appropriate levels of compensation of the executive management of the Bank.

Report on Executive Compensation

Compensation for executive positions is designed to reflect the Bank's success, to reward individual performance, to provide a competitive level of compensation relative to the industry and the Bank's position in it, and to provide incentives for continued service at a premium performance level. Consultants are engaged on a periodic basis to review the compensation structure and level of compensation relative to other comparable institutions for their senior levels.

A. Base Salaries

The philosophy of the Committee is to provide a fair base salary and to structure the compensation in such a way as to allow significant room for both short and long term performance incentives.

B. Short Term Incentive Plan

With the Board's approval, the Committee established a bonus program for the executive management (officers at the level of Senior Assistant Vice President or higher but not including the CEO) that recognizes individual performance based on mutually agreed predetermined goals and which is calculated as a percentage of base salary. For these officers, the range of bonus opportunity for the 2001 fiscal year was to a maximum of 60% of annual salary, at time of determination, dependent upon level. The maximum is applied when the predetermined required threshold of performance is exceeded.

Also established was a short term incentive program for the CEO. While the program for the aforementioned group is tied to individual goals and reflects, in a general way, the overall performance of the Bank, the program for the CEO, while recognizing individual performance factors, is tied directly to the Bank's profitability and is calculated based on a number of performance measurements relative to budget. The major measurements include return on equity, level of net impaired loans, level of non-interest expenses, the efficiency ratio and loan growth. The process and dollar values are reviewed by the Committee which also considers any extraordinary circumstances which may have contributed to the results in a significant way. Maximum payout under this program for the CEO is 125% of annual salary.

C. Long Term Incentive Program

The long term performance incentive program is designed to motivate officers and employees to improve the Bank's longer term financial success (measured in terms of shareholder wealth) and to encourage ownership of the Bank's common shares. These goals are addressed through a share incentive plan and an option plan, both of which were established in 1994.

As at October 31, 2001, these plans authorized the issuance of options exercisable into 1,126,873 common shares, of which 1,077,783 were issued and outstanding (each of these numbers includes 170,000 options which are subject to shareholder and Toronto Stock Exchange approval). These options become exercisable and expire on a staggered basis.

The number of options granted to the executive management, including Senior Assistant Vice Presidents, are reviewed by the Board of Directors annually to ensure they are adequate to fulfil the program's goals and are appropriate in terms of current market value as a multiple of annual salary, taking into consideration an estimated future value of the options.

Corporate Governance & Human Resources Committee
Canadian Western Bank
January 8, 2002

Jack Donald (Chairman)	Albrecht Bellstedt	Howard Pechet
Allan Jackson	Robert Manning	Robert Phillips

STOCK PERFORMANCE GRAPH

The following graph shows the cumulative return over five years of $100 invested in common shares of Canadian Western Bank ("CWB") at October 31, 1996 compared to the cumulative return of $100 invested in the TSE 300 Composite Index and in the TSE Banks and Trusts Index over the same period.



Cumulative Value of $100 Investment Assuming Reinvestment of Dividends
$250
$200
$150
$100
$50
$-
Oct 31/96
Oct 31/97
Oct 31/98
Oct 31/99
Oct 31/00
Oct 31/01
CWB
TSE 300
TSE Banks & Trusts

	Oct 31/96	Oct 31/97	Oct 31/98	Oct 31/99	Oct 31/00	Oct 31/01
CWB	$ 100	$ 161	$ 139	$ 144	$ 192	$ 220
TSE 300	$ 100	$ 124	$ 115	$ 136	$ 183	$ 133
TSE Banks & Trusts	$ 100	$ 161	$ 155	$ 164	$ 230	$ 227

Compensation of Directors

Directors are compensated for their services as directors through a combination of annual retainers and meeting attendance fees. Directors' compensation is paid only to non-employee directors.

During the financial year ended October 31, 2001 directors of the Bank and its wholly-owned subsidiary, Canadian Western Trust Company ("CWT"), received an annual retainer of $12,000, a fee of $1,000 per board meeting attended and a fee of $1,000 per board committee meeting attended in their capacity as directors of both the Bank and CWT. Where two or more committee meetings were held on the same day, the second and subsequent meeting fees were reduced by 50 percent. The Chairman of the Board received additional annual compensation of $17,000 in his capacity as chairman of both the Bank and CWT's board. On the occasion when a director is requested to attend a meeting pertaining to business of the Bank, remuneration will be the same as if a committee meeting was attended. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings.

The aggregate of all amounts that may be paid each financial year to all directors as remuneration as directors cannot exceed $600,000. Total remuneration is included in the Nature of Remuneration Earned table that follows.

Aggregate Remuneration to Directors and Executive Officers

As required by the Bank Act, the following table summarizes the aggregate remuneration paid or payable by the Bank and its subsidiaries in respect of the Bank's last completed financial year to the directors of the Bank in their capacity as directors of the Bank and its wholly-owned subsidiary, CWT, and to the executive officers of the Bank including the executives named in the Summary Compensation Table.

Nature of Remuneration Earned

	Directors' Fees ($)	Salaries & Bonuses ($)	Other[1] ($)	Total ($)
1. REMUNERATION OF DIRECTORS (a) Number of Directors: 12 (b) Corporation incurring the expense:				
Canadian Western Bank	278,151	NIL	NIL	278,151
Subsidiaries	129,498	NIL	NIL	129,498
2. REMUNERATION OF EXECUTIVE OFFICERS (a) Number of Officers: 14 (b) Corporation incurring the expense:				
Canadian Western Bank	NIL	2,976,073	236,809	3,212,882
TOTAL	407,649	2,976,073	236,809	3,620,531

(1) Other includes all taxable benefits.

13. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No directors, executive officers or senior officers are, or have been, indebted to the Bank during the course of the financial year with respect to indebtedness entered into in connection with a purchase of securities of the Bank or any of its subsidiaries. There is no indebtedness to any subsidiaries of the Bank nor has the Bank or any of its subsidiaries issued any guarantees, support agreements, letters of credit or other similar arrangements to another entity in connection with indebtedness to that entity by any officer, director or employee or former officer, director or employee of the Bank or any of its subsidiaries.

The table below shows the aggregate non-routine indebtedness of directors, executive officers and senior officers of the Bank. Routine indebtedness includes (i) loans to employees and loans that do not exceed $25,000 to directors, executive officers and senior officers, that are made on terms no more favourable than the terms on which loans are made to employees generally; (ii) loans to directors, executive officers and senior officers who are full-time employees, which loans are fully secured by their residence and do not exceed annual salary in amount; and (iii) loans to directors or proposed nominees for election as a director if made on the same terms as available to other customers and involving no more than usual risks. The aggregate non-routine indebtedness, to the Bank of all officers, directors, employees and former officers, directors and employees as at December 31, 2001, amounted to $14,141,026.

Non-routine Indebtedness of Directors, Executive Officers and Senior Officers

Name and Position	Involvement of Bank	Largest amount outstanding during 2001 financial year ($)	Amount outstanding as at December 31, 2001 ($)
William J. Addington Executive Vice President [1]	Lender	193,956	183,064 [2]
Tracey C. Ball Senior Vice President & Chief Financial Officer	Lender	159,590	154,485 [3]
S. Wayne Bamford Vice President & Regional Manager	Lender	100,000	99,494 [4]
William A. Book Vice President & Regional Manager	Lender	216,780	214,219 [5]
R. Graham J. Gilbert Vice President, Marketing & Product Development	Lender	117,025	69,005 [6]
David R. Gillespie Vice President & Chief Inspector	Lender	1,992	858 [7]

(1) Mr. Addington was appointed to Executive Vice President effective December 6, 2001.
(2) Represents a mortgage loan with a 5 year term at a rate of 4%.
(3) Represents three lines of credit, all at the government prescribed rate.
(4) Represents a line of credit at the government prescribed rate.

(5) Represents a mortgage loan with a 5 year term at a rate of 5%, two demand loans each at 5%, one with a 5 year term and one with a 52 month term and a line of credit at the government prescribed rate.
(6) Represents one demand loan bearing 5% interest for a 5 year term and a line of credit at government prescribed rate.
(7) Represents one demand loan bearing no interest for a 3 year term.

15. DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Bank has purchased at its expense group liability insurance in the amount of $50,000,000 for its protection and for the protection of its directors and officers. During fiscal 1999, in respect of a three year policy period from May 1, 1999 to May 1, 2002, the Bank paid a total premium of $232,400 which is being expensed over the three year policy period. There is a deductible of $50,000 for each Bank loss but no deductible applicable to a loss relating to only one officer or director or the aggregate of all officers and directors.

16. DIRECTORS' APPROVAL

The directors of the Bank have approved the contents of this Notice of Meeting, Management Proxy Circular and the accompanying form of proxy and its sending to the shareholders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 8th day of January, 2002.

LARRY M. POLLOCK
PRESIDENT &
CHIEF EXECUTIVE OFFICER

TRACEY C. BALL, C.A.
SENIOR VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

APPENDIX "A"

SUMMARY OF RECORD OF ATTENDANCE OF DIRECTORS AT MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS FROM NOVEMBER 1, 2000 TO OCTOBER 31, 2001

		COMMITTEE MEETINGS ATTENDED			
Director's Name	Board Meetings Attended 7 Meetings	Conduct Review Committee 3 Meetings	Audit Committee 4 Meetings	Loans Committee 25 Meetings	Corporate Governance & Human Resources Committee 5 Meetings
Mr. Charles R. Allard Edmonton, Alberta	6	2		14	
Mr. Albrecht W.A. Bellstedt Calgary, Alberta	7	3			5
Mr. Douglas R. Dalgetty (1) Delta, British Columbia	2			6	
Mr. Jack Donald Red Deer, Alberta	7			12	5
Mr. Jordan Golding Boston, Massachusetts	7		4		
Mr. Allan W. Jackson Calgary, Alberta	7	3		20	5
Ms. Wendy A. Leaney (2) Toronto, Ontario	3		2	12	
Mr. Robert A. Manning Edmonton, Alberta	5		3		4
Mr. Gerald A.B. McGavin Vancouver, British Columbia	7		4	18	
Mr. Howard E. Pechet La Jolla, California	6			14	5
Mr. Robert L. Phillips (2) Vancouver, British Columbia	4			14	2
Mr. Larry M. Pollock Edmonton, Alberta	7			18	
Mr. Alan M. Rowe Regina, Saskatchewan	7		4		
Mr. Arnold J. Shell Calgary, Alberta	7	3		24	

(1) Mr. Dalgetty retired from the Bank and did not stand for re-election to the Board at the Annual General Meeting held March 8, 2001.
(2) Ms. Leaney and Mr. Phillips were elected to the Board at the Annual General Meeting held March 8, 2001.

Minutes of the Annual General and Special Meeting of Shareholders of Canadian Western Bank (the "Bank") held in the Manitoba Room of The Westin, 10135 – 100 Street, Edmonton, Alberta on Thursday, March 8, 2001 at the hour of 2:00 o'clock in the afternoon (Edmonton Time)

Call to Order -
Appointment of Secretary and Scrutineer -
Constitution of Meeting:

Mr. Jack Donald, Chairman of the Bank, acted as Chairman of the meeting.

The Chairman welcomed shareholders and proxyholders to the meeting and introduced the members of the head table. He requested the Secretary of the Bank, Mr. Allard, to act as Secretary of the meeting and, with the consent of the meeting, requested Mrs. Julia Molloy of Computershare Trust Company to act as scrutineer.

The Chairman stated the report of the scrutineer indicated that there were 7,322,927 shares, or 65% of total outstanding shares, represented in person and by proxy entitled to vote at the meeting which satisfied the quorum requirements for meetings of shareholders of the Bank. The Chairman advised that Computershare Trust Company had confirmed that notice of the meeting had been given in the proper manner.

The Chairman then declared the meeting regularly called and properly constituted for the transaction of business.

Approval of Minutes of Previous Meetings:

The Chairman asked for a motion to forego the reading of the minutes of the meeting of shareholders of the Bank held on March 9, 2000. A motion was made from the floor and duly seconded.

The Chairman then indicated that the intention was to proceed through the meeting by way of vote of show of hands unless a shareholder demanded a vote by ballot. He then requested that each shareholder and proxyholder present who was in favour of the motion raise their hand. He then asked if any shareholder or proxyholder was opposed to the motion. After reviewing the show of hands, the Chairman declared the motion carried.

Financial Statements:

The Chairman then advised the meeting that the financial statements of the Bank as at and for the year ended October 31, 2000, together with the report of the auditors thereon, had been mailed to all shareholders.

Appointment of Auditors:

The Chairman then advised the meeting that it was in order to appoint Deloitte & Touche LLP as auditors. A motion was made from the floor and duly seconded.

The Chairman reviewed the show of hands, after asking for approval or opposition to the motion, and declared the motion carried.

Amendment to the Share Incentive Plan:

The Chairman asked for a motion to approve the amendment to the Share Incentive Plan identified in the Information Circular as item #10. A motion was made from the floor and duly seconded.

The Chairman reviewed the show of hands, after asking for approval or opposition to the motion, and declared the motion carried.

Amendment to By-law Two:

The Chairman asked for a motion to approve the amendment to By-law Two identified in the Information Circular as item #11. A motion was made from the floor and duly seconded.

The Chairman reviewed the show of hands, after asking for approval or opposition to the motion, and declared the motion carried.

Election of Directors:

The Chairman asked for nominations in connection with the election of directors. A motion was made from the floor, and duly seconded, that the thirteen individuals listed in the Information Circular be nominated as directors of the Bank to hold office until the close of the next annual general meeting or until their successors were elected or appointed.

The Chairman reviewed the show of hands, after asking for approval or opposition to the motion, and declared the motion carried. He then asked directors to stand as he read out their names as follows:

CHARLES ALLARD
AL BELLSTEDT
JACK DONALD
JORDAN GOLDING
ALLAN JACKSON
WENDY LEANEY
ROBERT MANNING
GERALD McGAVIN
HOWARD PECHET
ROBERT PHILLIPS
LARRY POLLOCK
ALAN ROWE
ARNOLD SHELL

Chairman's Remarks:

The Chairman introduced Eugene Pechet (Director Emeritus), one of the founding shareholders of the Bank and expressed his regret at the passing of Robert Turnbull, another founding shareholder. The Chairman expressed thanks to the management and staff of the Bank for their ongoing efforts and then requested that Mr. Pollock, President and Chief Executive Officer address the meeting.

President's Remarks:

Mr. Pollock introduced other individuals in attendance at the meeting. He then gave a detailed presentation of the Bank's year-end results, mentioning that fiscal 2000 was the 9th record year of profit and growth for the Bank. He highlighted the Bank's very successful branding initiative and the launch of the *"Think Western"* theme which had concluded with a staff contest to best describe what "thinking Western" means. He continued on with other highlights from the year just ended and gave a brief explanation of the implications of Bill C-8. He also commented on expected economic conditions particularly in Western Canada. He concluded his remarks by commenting on the Bank's just released financial results for the quarter ended January 31, 2001 and the Bank's recently achieved milestones and its future strategies. Mr. Pollock then asked for questions from the floor. Two members from the audience raised questions regarding technology, efficiency and if there were any constraints experienced operating as a regional institution. Mr. Pollock addressed the questions.

As there were no further questions or comments, Mr. Pollock returned the meeting to the Chairman.

Termination of the Meeting:

The Chairman asked if there was any further business; there was not.

On motion duly made, seconded and carried, the Chairman terminated the meeting.

CHAIRMAN

SECRETARY

02 JAN 30 AM 8:30

CANADIAN WESTERN BANK

January 24, 2002

To the Shareholders of
Canadian Western Bank

Dear Shareholder:

Enclosed herewith is the Bank's annual report for the year ended October 31, 2001, the formal notice of meeting for the upcoming annual general and special meeting of shareholders scheduled for March 7, 2002, the management proxy circular describing business to be transacted at the meeting, the form of proxy for use at the meeting and a postage prepaid return envelope for returning your proxy. Also enclosed are minutes from the annual general meeting of shareholders held on March 8, 2001. These minutes will be presented for approval at the upcoming annual general and special meeting of shareholders.

If you cannot attend the annual meeting in person, would you kindly fill out the form of proxy and mail or deliver it in the envelope provided so that it reaches our office at Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or one of the following offices of Computershare Trust Company of Canada:

970 Canadian Western Bank Place, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3N6

or

6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8

Please ensure your proxy has been received no later than 2:00 p.m. (mountain standard time) on March 5, 2002.

Yours truly,

Larry M. Pollock
President & Chief Executive Officer

Tracey C. Ball, C.A.
Senior Vice President & Chief Financial Officer

FIVE YEAR FINANCIAL SUMMARY (see note below)

($ thousands, except per share amounts)

	2001	2000	1999	1998	1997
Results of Operations					
Total interest income	$ 233,893	$ 210,282	$ 177,013	$ 157,966	$ 131,917
Net interest income	85,501	73,367	61,729	55,751	45,414
Provision for credit losses	6,096	5,100	3,750	4,150	4,000
Other income	19,758	15,255	13,017	12,165	11,520
Net income before taxes	46,582	35,435	26,270	22,574	16,253
Net income from continuing operations	30,145	29,394	22,754	20,616	15,837
Net income from operations(1)	31,395	26,949	19,853	19,012	15,837
Net income	30,145	26,349	19,853	19,012	15,837
Return on common shareholders' equity(1)	13.95 %	14.98 %	12.82 %	13.97 %	13.12 %
Return on common shareholders' equity	13.48 %	14.68 %	12.82 %	13.97 %	13.12 %
Return on average total assets(1)	0.97 %	0.95 %	0.81 %	0.87 %	0.85 %
Return on average total assets	0.93 %	0.93 %	0.81 %	0.87 %	0.85 %
Per Common Share					
Average common shares outstanding (thousands)	12,001	11,134	10,153	9,421	9,322
Basic earnings per share					
Net income from continuing operations	$ 2.51	$ 2.65	$ 2.24	$ 2.19	$ 1.70
Net income from operations(1)	2.62	2.42	1.96	2.02	1.70
Net income	2.51	2.37	1.96	2.02	1.70
Fully diluted earnings per share					
Net income from continuing operations	2.31	2.44	2.00	1.89	1.55
Net income from operations(1)	2.40	2.26	1.79	1.77	1.55
Net income	2.31	2.21	1.79	1.77	1.55
Dividends(2)	0.36	0.34	0.48	0.30	0.25
Book value	20.08	17.35	15.68	15.39	13.70
Market Price					
High	$ 30.50	$ 24.00	$ 24.25	$ 27.00	$ 22.10
Low	22.30	16.25	17.30	14.75	12.20
Closing market value	26.27	23.00	17.60	17.15	20.25
Balance Sheet and Off-Balance Sheet Summary					
Assets	$ 3,439,568	$ 3,059,540	$ 2,707,595	$ 2,409,632	$ 2,050,152
Cash resources and securities	501,228	446,351	375,182	320,405	271,883
Loans	2,882,636	2,560,092	2,253,598	1,989,656	1,710,007
Deposits	3,042,307	2,727,809	2,371,075	2,059,545	1,817,512
Debentures	67,126	67,126	78,691	87,091	37,116
Shareholders' equity	252,262	194,595	159,550	145,268	128,533
Assets under administration	873,538	741,181	559,978	453,058	395,486
Capital Adequacy					
Tier 1 ratio	9.3 %	8.1 %	7.4 %	7.8 %	8.4 %
Total ratio	12.5 %	11.6 %	11.8 %	11.9 %	11.0 %
Other Information					
Net interest margin(3)	2.69 %	2.64 %	2.57 %	2.58 %	2.48 %
Net impaired loans as a percentage of total loans	0.3 %	0.2 %	0.5 %	0.7 %	0.5 %
Efficiency ratio(4)	50.0 %	54.3 %	59.8 %	60.7 %	64.4 %
Number of full time equivalent staff	548	509	555	522	388
Number of branches	27	25	24	23	22

NOTE: Prior year balances have been restated to reflect the retroactive implementation of the new accounting policy on income taxes.

(1) Excludes non-cash tax expense of $1,250 recorded in 2001 and $600 recorded in 2000 to reflect the write-down of future income tax assets due to income tax rate reductions. Management evaluates the Bank's performance on this basis (i.e. excluding unusual items) as well as on a reported basis (i.e. as reported in our financial statements). Management views unusual items as transactions that are not part of core business operations or which are unusual in nature. Net income on a reported basis is presented on the income statement on page 54.

(2) *The dividend policy was amended to be semi-annual instead of annual during the third quarter of fiscal 1999. The dividend rate for fiscal 1999 appears unusually high as it includes the last annual dividend of $0.32 per share paid in the first quarter and the first semi-annual dividend of $0.16 paid in the third quarter.*

(3) Net interest income divided by average assets.

(4) Non-interest expenses expressed as a percentage of net interest income and other income.

[highlights for 2001]

over last year. This double digit earnings growth largely offset the impact of an increase in the effective income tax rate in fiscal 2001 to 33% from 15% last year

for our 9th consecutive year of record profits, and an increase of more than 14% over last year

(expenses to revenues) which at 50.0% is the best in the Canadian banking industry

(based on annual charges to income statement) at 0.23% of average assets with a five year average of 0.22%

over last year

early in the year and it has been enthusiastically embraced by customers and staff. The accompanying in-house specialty service training has further enhanced the success of the brand awareness

most of the assets ($48 million) and deposit liabilities ($36 million) of the branches in Kelowna, British Columbia and Regina, Saskatchewan in October. The staff from both branches also joined our Canadian Western Bank team

totalling approximately $48 million from Westcoast Capital in August. This portfolio includes term loans and leases to energy-related and general commercial borrowers based primarily in western Canada

our 5th branch in Vancouver's Lower Mainland (Strawberry Hill Branch in Surrey), a 2nd branch in Kelowna (Kelowna Industrial Centre) and announced the opening

April 3, 2001 and issued 1.1 million common shares, at a price of $26.75 per share, for proceeds of $29.4 million

to $874 million

during the year and closed up 14% from prior year end

during 2001

from future corporate tax rate reductions announced federally and in Alberta and British Columbia

of our 5th branch in Edmonton (South Edmonton Common – opened November 2001)

the Guildford Industrial Centre to a new, highly visible full service location in Coquitlam, British Columbia and renovated and expanded our Victoria, British Columbia branch

between Canadian Western Trust and Qtrade Investor, a Vancouver-based company, which provides access to on-line brokerage service for independent financial advisors and their clients who use our services

our PC banking product with an internet delivery platform and expanded it to serve personal banking customers

sale of mutual funds to Saskatchewan branches


($ thousands)
120,000
100,000
80,000
60,000
40,000
20,000
0
2001 target $101.9 million
1997
1998
1999
2000
2001

total revenues

(net interest income and other income)

2001

Total revenues were $105.3 million, an increase of 19% year over year which surpassed our target of 15% growth. Excluding gains on securities sales, total revenues increased 16%.

2002

Our target for 2002 is for total revenue growth of 12%, excluding the impact of gains on securities sales.


($ thousands)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2001 target $29.0 million
1997
1998
1999
2000
2001

net income

2001

Net income, excluding the impact of enacted *tax rate reductions on future income tax* assets, increased over 16% from fiscal 2000. Reported net income at $30.1 million increased 14% over fiscal 2000 exceeding our target of 10%. Net income before income taxes increased 31% over fiscal 2000.

2002

Our target for fiscal 2002 is to grow net income by 5% which reflects that the Bank will be fully taxable for the entire year in 2002. Net income before income taxes is targeted to grow by 12% over fiscal 2001.


(%)
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2001 target 0.90 %
1997
1998
1999
2000
2001

return on assets

2001

ROA at 0.93% (0.97% excluding unusual, non-cash tax expense) exceeded our target of maintaining an ROA above 0.90%.

2002

Our target is to maintain an ROA above 0.90%.

efficiency ratio

(expenses to revenues)

2001

The efficiency ratio was 50.0%, which easily beat our target of being below 55.0% and is significantly better than the Canadian banking industry average of 61.9%.

2002

Our targeted efficiency ratio is 50.0% or less for fiscal 2002.



(%)
80
60
40
20
0
1997
1998
1999
2000
2001
2001 target < 55 %

total loans

2001

Total loans increased to $2,883 million or 12.6% year over year which was just shy of our target of 14%. Total assets grew 12.4%

2002

Our target is for total loan growth of 14% and total asset growth of 12%.



($ millions)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1997
1998
1999
2000
2001
2001 target $2,918 million

credit risk

2001

The provision for credit losses as a percentage of average loans was 0.23%, achieving our goal of being below 0.25%.

2002

Our target is to keep this ratio at 0.25% or lower.



(%)
0.40
0.30
0.20
0.10
0.00
1997
1998
1999
2000
2001
2001 target 0.25 % or lower

[thinking western]


PORTAGE
AVENUE

western community.

“Because of its proximity to the east, it is sometimes a challenge to think of Winnipeg as western... Well, until I take a late summer drive with my daughter Sarah down any Manitoba highway. We plan our camping trips as the highway cuts a thin line through perfectly flat and seemingly endless fields of feathery wheat and fiery yellow canola.

And I know I'm in the west when I stand at Portage and Main.

They say it's the windiest spot in Winnipeg. I believe it. I work about half a block down on Main Street. It might be the windiest place in the world. But there's more than wind and wheat in the west. The people here share an attitude with people right out to the west coast. Of course we care about getting the job done, but we also care about the people around us... I'm living proof. Sarah is my life's greatest passion, our family is close-knit, and we spend a lot of time together in our community... Sarah and I do Brownies and soccer. We love camping... the zoo and The Forks (Winnipeg's outdoor market and park).

western spirit.

There are so many favourite places and faces on our list... Our circle gets wider, but it stays tight. My entire family would be here in a heartbeat if I needed help. The feeling is mutual. I'd do anything for them. Couldn't imagine it any other way. You can accomplish a lot when you have that kind of support.”



> **HEATHER JAMES**
Soccer mom, prairie girl, community volunteer
Manager, Personal Banking
Winnipeg Branch, Winnipeg
3 years with Canadian Western Bank

“Business is people.

Never was that made clearer to me than on September 11th.

On September 8th, before my guys flew home from New York, they posed for a photo with a great group of NYC firefighters and a fire truck outfitted with our suspension system. Three days later, those men and that truck were among the first on the scene and all we have to remember them by is that photo. It hit us all pretty hard, I realized that the people I work with, who were already like friends, have become that **much closer**. We've been through a lot together...

at the heart

Our flagship product, the Air Link Suspension, should have rocketed us to success. But, finding the right market and getting into it was difficult. The big rig builders like Mack and Peterbilt wouldn't take the chance. But we didn't give up... With a viable product and people who never quit, **niche marketing will help you pinpoint your target**. So, we narrowed our focus and went places we never thought possible. You'll find Air Link on military trucks in Kazakhstan and rigs hauling Disney equipment in Florida.

Eventually current Air Link users will tire of buying big rigs and retrofitting them with Air Link and I am looking ahead to that day. We all are. Victory will be complete if we're still the same team when we reach that day, when Mack comes calling, inquiring about Air Link. **Did I mention that we hold the patent?”**



> **RAY ENGLISH**
> **Local man on global mission**
> Chief Executive Officer
> Raydan Manufacturing, Edmonton
> *3 years banking at Canadian Western Bank*


of business.



feasting

“ I started cooking during university in a frathouse with six Aggies. Because I was the cook, I got to eat whatever I wanted. These days, the dinner party is very much a part of my natural habitat...invariably involving delicious conversation, copious amounts of wine and the chance to sample world-class fare.

on life.

Vancouver is all about food. You won't find better cuisine or restaurants with higher value anywhere. Sometimes Lynda, my wife, and I will be at Vij's or Hermitage and we'll get inspired by a beautiful chutney or a simple sauce... I taste ancho chilies, Lynda is sure there's cumin and we go home and try to recreate it.

I love to experiment. But if I take a chance on a new dish at a dinner party, I need to minimize the risk. I depend on past experience and nail down every possible variable with careful planning and shopping, and taking all the time in the kitchen that I need. The most important ingredient? The right guests. Dinner companions with blunted palates can't really appreciate your true genius.

Food is literally the stuff of life. And we all want the most out of life. So, I make sure I sample a lot and cook as much as I can. The secret with both, is in learning how to do it. If you know how to cook, you always get to eat what you want. If you know how to live, there's a good chance you'll get what you want out of life.”



> **BOB WIGMORE**
Seasoned gourmet with adventurous palate
Senior Assistant Vice President, Real Estate Lending
Regional Office, Vancouver
7.5 years with Canadian Western Bank

"Until recently I really struggled for balance. But I've reached a new phase...My daughters, Doleen and Karishma, have grown into independent young women. I'm a newlywed again and I'm working in a job I love with people who are like family. You hear that all the time. But, with 10 brothers and sisters, I know exactly what family feels like. I guess the reason we all get along so well is mutual respect which is, in itself, an entirely balanced notion.

sowing seeds

In Vancouver I see another kind of balance... among ideas, values, traditions... There is a place for everyone and you can speak your mind in your own language... whatever it is. It's not like we don't notice the differences, it's just that we're not afraid or angry about them. It's about as close as you can come to true harmony. It strengthens my soul.

The only other element I need for good balance is a creative way to express myself... So, I have my sewing... And, now that I think about it, I guess the garments that I design and sew have similar qualities to the people I sew for... I like warm colours, feminine shapes, simple lines and rich textures. And I couldn't think of a more fitting way to spend a Saturday than at my kitchen table with my daughters fussing over the cut of a new dress. Maybe it's not the most adventurous pastime, but it's pretty balanced and at this stage, that's exactly what makes me happy."



> **ANEETA GOUNDAR**
Newlywed with great balance
Sales & Service Representative III
Strawberry Hill Branch, Surrey
4.5 years with Canadian Western Bank

of respect.




small league

“"It's amazing what can be accomplished when no one cares who gets the credit." Clare Drake, renowned coach of the University of Alberta Golden Bears hockey team, said that years ago and I have watched it come true again and again.

The **sense of team commitment** I developed in all those years of junior and university hockey has served me well in school, at work and at home. Part of it was that we all played for free... for the love of the game... No haggling over salaries or picking loyalties by bank balance. You played for your school... your team.

big game.

In the NHL they play more than 80 games a year. With the Golden Bears, we played 28...not much room for error. Lose two or three in a row and you're done. Competition is so stiff ... makes for great hockey... better than the major leagues if you ask me. Sometimes there are **advantages to being small.**

I'm not one to dwell in the past. I'm 31 now. That kind of hockey is a distant memory. These days I'm just as likely to lace up skates on my kids as put them on myself. And I like it that way. Family is my priority now... but that sense of commitment stays constant... I need it to **reach my goals**... to grow and to help my family grow.

Hockey was a great beginning, but just a beginning. I grew up working in my Dad's tire store. I watched it grow and prosper alongside our family. I know the **hard work involved in growth** and I'm up for it.”



> **WARD FLEMING**
Team player with big goals and many assists
Senior Account Manager, Commercial Banking
103rd Street Branch, Edmonton
4 years with Canadian Western Bank

["think western" banking]



CWB is people – like Heather James (page 7) – and we're just as interested in who she is as how she performs as a manager of personal banking.

For Heather, as for most of our 500-plus employees, it is important to support the community that supports them. So, we let their compassionate actions influence many of our community investment decisions. When staff are involved in a charitable project, the Bank usually falls in behind with a donation. Every year CWB and its people donate hundreds of hours and thousands of dollars to community projects involving everything from caregiving and giving blood to education and the arts. For example, over the last year, the Edmonton employees alone contributed over $22,000 to the United Way.

Other significant donations during the year included individual branch efforts for the Cancer Society, the Christmas Bureau and dozens of other local and national causes. Also this year, CWB became a lead sponsor of the Alberta Foundation for Diabetes Research for fundraising endeavours, for the next five years.

CWB also made a substantial five-year financial commitment to NAIT (the Northern Alberta Institute of Technology). Each year, half the money is retained in a scholarship endowment fund and the other half becomes a scholarship for a NAIT Business Student



caring [with experience & goodwill]

who is experiencing both academic success and financial need.

We never forget that staff and customers are part of our community too. So **we treat them with care** and give employees the opportunity to participate in SPICE (Staff Participating in Creating Excellence), a CWB program that allows employees to help chart the destiny of the organization (and in doing so, the ability to affect their own) by contributing ideas and suggestions about Bank operations and activities.

For customers, we offer products and services that will make a difference in their lives. For example, we help corporate customers care for their employees through trust vehicles like share option plans and group RRSPs.

Our compassion is not a marketing strategy or an ad campaign; it is a consciously-cultivated and pervasive quality. **This bank has always seen its people as assets.** Never, ever as liabilities – even during mergers, acquisitions and amalgamations CWB has never undertaken a layoff program – or even considered it.

Kindness and respect are still standard equipment these days. And, we will work hard to ensure that these qualities continue to play an essential role in our corporate culture.



targeting [with precision & sensitivity]

It's all in the name: Canadian Western Bank. CWB is the only Schedule I chartered bank with headquarters and principal operations in **western Canada**. And it makes all the difference.

While large eastern-based banks try to be everything to everyone, CWB and our trust arm, Canadian Western Trust (CWT), focus clearly and unapologetically on the west. **We are westerners** ourselves, so we know how to provide competitive, full-service commercial and consumer banking to western Canadians in a way they appreciate. Virtually the entire CWB loan portfolio is here, in the market segments we know best. Given our size and recent economic conditions, this continues to prove a sound strategy, contributing to record profits in 2001, for the ninth consecutive year.

Expanding rapidly outside the west could be viewed as a desire to compete directly with the big six. But that is not our goal, and at this stage of development, it is an unrealistic and unproductive strategy. We have a strong foothold in a previously unsatisfied and rapidly growing market segment: those who want the credibility and dependability of an established financial institution, as well as personal attention from people who respect them.

We share a philosophy with Ray English at Raydan Manufacturing (page 8) that says the most logical introduction into large markets is through experience and momentum gained from thoroughly satisfying **smaller niche markets**. But we do not see our local market as a stepping stone. As a regional bank, we would



miss our own point if regional service suffered at the expense of expansion in other areas (see Risking, page 22).

Usually, the greatest opportunity is in our own back yard. Fully half of all western Canada's jobs are in small business.* Not surprisingly, over 95% of CWB's commercial clients are small to medium sized western businesses. In 2001, we worked at exceeding service expectations for some of the most financially active segments of that market, and as a dividend, gained further experience in these sectors: commercial real estate, industrial and energy.

Our policy is simple – build long term relationships with customers who want to grow with us. Evidence of success is seen in the way CWB and CWT markets frequently overlap. CWT (one of few suppliers who provide trust services in western Canada) serves a different element of the CWB market, while offering the same individual service. And, as with bank customers, western financial planners come to CWT because of our extensive marketplace knowledge and our accessibility.

In the future, we will continue to Think Western, providing an attractive alternative to big banking, and demonstrating that we do things differently... because it's good for our employees and customers, which in turn, is great for business and provides our shareholders with a sound return on their investment.

* From *A Portrait of Small Business Growth and Employment in Western Canada*, by Edward J. Chambers and Nataliya L. Rylska



In banking, the biggest single threat is credit losses. In 2001, CWB experienced losses of 0.23%, bettering our target of being under 0.25% and making for one of the lowest loan loss rates in the country.

Risk is also an immutable factor in growth, one that must be used judiciously. So, CWB offers loans and other lending facilities in specific markets that offer (and produce) appropriate return at acceptable risk, helping grow both community and economy.

To ensure CWB continues to experience this kind of success, we mitigate risk by:

continually broadening our lending experience

CWB has become a spirited and competent addition to the commercial lending landscape in western Canada. We generally offer commercial loan facilities in the $250,000 to $20,000,000 range. And, we've gained a reputation for clear, straightforward business practices, which bolsters customer confidence as well as our own morale.

targeting precisely

Through niche marketing (see targeting, page 20) CWB has progressively added to its client base, expanding in existing markets and cautiously entering new ones. As a result, we now have business partnerships with over 7,500 business clients.

risking
[with experience & goodwill]



using size to advantage

Because we are a markedly smaller institution, and we are here in the west, we know the value of personal judgement in a business transaction. The vast majority of our commercial customers are relatively smaller and often regionally concentrated in western Canada – just as we are. We do not make decisions based strictly on numerical formulas. We never fail to factor in the human aspect of the equation. This is one factor contributing to our productivity ratio, the best in Canada. Our style of operation has enabled us to make one dollar for every 50 cents spent.

Most credit decisions are made by branch people who have been hand picked for their experience with the community, as well as their abilities to make good decisions and manage risk over the life of the loan. Senior Assistant Vice President of Real Estate Lending, Bob Wigmore (page 11), makes these decisions every day.

exploring syndications

Each new stage of growth brings new opportunities. Since 1999, we have been invited to join in shared corporate lending opportunities with larger financial institutions. We participate well within our comfort zone, enabling us to hone our expertise and grow this area.



connecting

[with clients & business partners]

If the bank is people, then it follows that relationships are its most important currency. That is why we put so much emphasis on face-to-face banking and developing mutually-beneficial relationships among staff and with customers.

To accomplish this, we rely on the CWB service philosophy, which is at the root of the organization. It allows for a culture that both accounts for and embraces the personal variations of staff and clients. Basically, we encourage people to connect, to get to know each other on a personal level... to find comfort and common ground where conducting business is a pleasure. And it works.

Our primary target is 'saver-investors'... people with accumulated capital who seek to maximize growth safely. And we know most of them by name. Neither computers nor mathematical formulas (used to decide if a person is entitled to a service) can even come close to doing that.

To ensure this will always be the case, we make a point of finding the right person for the right job so they can be in it long enough to build meaningful relationships with clients and colleagues. Aneeta Goundar (page 12), Sales & Service Representative III at Strawberry



Hill in Surrey, is a great example. After four and a half years, the positive and dynamic atmosphere of her workplace continues to inspire her to do her best work and make *genuine connections.*

We deliberately choose employees with a strong sense of **community commitment** like Aneeta because *good connections are easier to make when you're a part* of the community (see Caring, page 18). And, we encourage staff to engage their diverse and colourful personalities, as well as their skills, abilities and commitment when doing their jobs.

So, we don't make people stand in line and they have the choice of counter or sit-down service. We offer a basic, but **well-rounded service** for retail customers – *simple account packages and sound investment options.* And, we are well known for providing some of the best deposit rates in the industry. In addition, our smaller size allows us to make quick and flexible decisions, so any concerns are promptly resolved. And, we get creative when required... **We've even been known to make house calls.**

growing

[profits & perspective]



It's a relatively unique position: Big Company (almost $3.5 billion in assets) and yet, a Small Bank (in Canada). And, with the application of uniquely western thinking, CWB has made this position as enviable as it is unique.

The goal from the beginning has been to sustain balanced, responsible growth. While most major banks go increasingly global, we stay focused on the markets in which we have the most experience and greatest confidence, expanding cautiously, but deliberately, in areas of clear opportunity for a healthy regional bank. Our strong capital base gives us flexibility to choose how big and how fast to grow.

So far, the success of this strategy has been excellent. Fiscal 2001 was the ninth consecutive year of record profits for CWB.

Today, CWB could be seen as a young Wayne Gretzky, or an early Ward Fleming (page 15) with a successful



and well-managed future ahead. There will be many more goals and more milestones. Currently, we have the core services and capabilities our customers need but we will continue to provide a broader range as our goals evolve and our customers' needs expand.

In 2001, we brought Internet Banking (CWB Direct) on stream. Canadian Western Trust will continue to reach into new markets and broaden its product offerings. And, we will build on our reputation as 'acquirer of choice', further refining our processes and using the competency we have developed for seamless integration of assets.

By 2004, we plan to grow assets to more than $5 billion – through organic growth (of about 13 to 15% annually), as well as opportune acquisitions (as targets are located).

Clear goals. Logical strategies. Healthy growth... not rocket science, we simply call it... thinking western.

[message to shareholders]

Your Bank has just completed its ninth consecutive year of record earnings (54 consecutive quarters of profitability) and has surpassed almost all of its performance targets for 2001.

Canadian Western Bank generated net income for the year ended October 31, 2001 of $30.1 million compared to $26.3 million last year, an increase of over 14% which exceeded our target of 10% earnings growth. Fully diluted earnings per share were $2.31 compared to $2.21 in 2000. Excluding unusual items (i.e. the tax expense related to write-down of future tax assets due to future tax rate reductions), net income was $31.4 million for 2001 compared to $26.9 million in 2000 with fully diluted earnings per share of $2.40 and $2.26 respectively.

Net income before the provision for income taxes increased 31% over 2000. This double digit growth in earnings largely offset the significant increase in the effective income tax rate to approximately 33% in fiscal 2001 from 15% last year. The remaining unclaimed tax deductions were fully utilized during fiscal 2001 and the Bank is now fully taxable.

A highlight of the year was our successful equity financing in April. We issued 1.1 million common shares for gross cash proceeds of $29.4 million which provided capital for growth as well as greater flexibility to respond to new strategic opportunities. This addition to capital also boosted our Tier 1 and total capital ratios which remained strong at year end at 9.3% and 12.5% respectively.

In addition to strong internal growth we completed two portfolio acquisitions during the year which were both consistent with our growth strategy and complemented the Bank's existing operations, markets and credit quality. In August we purchased a $48 million loan portfolio from Westcoast Capital which included both term loans and leases to energy related and general commercial borrowers based primarily in western Canada. In October we acquired most of the assets ($48 million) and deposit liabilities ($36 million) of Laurentian Bank of Canada's branches in Regina, Saskatchewan and Kelowna, British Columbia. We remain active in looking for additional opportunities that can arise from institutions which may be refocusing their strategies.

We are particularly proud of our continued ability to grow our business in a cost effective manner. We achieved growth in total revenues of 19% over fiscal 2000 while non-interest expenses increased only 9% in the same period. This resulted in a significant improvement in our efficiency ratio (expenses to revenues) which was 50.0% in 2001 compared to 54.3% last year. Our industry leading ratio means it cost us 50 cents to earn each dollar of revenue, significantly better than the 62 cents averaged by the other Canadian Schedule I banks this year.

Another key factor in ensuring that our asset growth translates into improved earnings is our consistent low loan loss experience. In 2001 our loan loss ratio was 0.23% of average loans. Based only on net new specific provisions (i.e. excluding the annual increase/decrease in the general allowance for credit risk) our loss ratio was 0.21% which compares very favourably to the other Canadian Schedule I banks' average of 0.64% for fiscal 2001. Indications are that other banks will continue at or above this level for 2002. Looking forward into 2002 we expect that some sectoral concerns may arise in our loan portfolio but we do not anticipate a significant deterioration in the overall credit quality in the markets we serve. Our strong credit discipline ensures we are well prepared to deal with changes in the underlying economies that affect our customers.

These are two fundamental and critical success factors – low cost operations and effective credit risk management –

and our record and continued focus on these factors ensures that strong asset growth continues to produce profitable earnings.

We saw growth and upgrading in our branch network this year. We opened new branches in Surrey, British Columbia (Strawberry Hill), Kelowna, British Columbia (Kelowna Industrial Centre) and Edmonton, Alberta (South Edmonton Common). Our Guildford Industrial branch in Surrey relocated to larger, highly visible premises in Coquitlam and now offers the full range of our products and services. The Victoria branch underwent a major expansion/renovation which was very well received by both customers and staff.

Canadian Western Trust also expanded its operations this year. In addition to opening an office in Calgary, Alberta the trust company introduced on-line brokerage services to its financial planner client base through an alliance with Qtrade Investor Inc. Corporate and group trust services were expanded to include registered pension plan custody and executive compensation plans in addition to the share purchase plan and stock option plan administration products introduced in 2000.

The long awaited legislation to reform the policy framework for Canada's financial services sector came into force this fall. The legislation, which broadens ownership rules and introduces the holding company format, will provide greater flexibility in structuring strategic initiatives. The Canadian financial services industry has been focused on other priorities since the slowdown of North American economies and the events of September 11 and as a result the implications of the new legislation have not yet been fully manifested.

In our communications this year we have discussed our financial performance and explained the economics of why we continue to be successful. It is important for us to remember that **banking isn't just numbers.**

Banking is people. We succeed because our employees bring a special brand of western friendliness and creativity to banking relationships. We call it "Thinking Western" and it shows in our interactions with customers, shareholders and other employees. Our **"Think Western" attitude** has been embraced by employees and our customers frequently provide feedback as to how much they appreciate our special brand of service. Our staff's dedication to the delivery of exceptional customer service, as well as their commitment to the daily operations of the Bank and projects such as acquisitions and efficiency task forces, are what allows your Bank to perform so well year after year. We congratulate our people, for their experience and expertise allows us to achieve profitable results and to continue to grow.

Looking forward into 2002 we are planning for "business as usual" while being prepared for any challenges that may arise from changes in the economies that affect our customers. We expect that our ongoing focus on cost efficiency, successful risk management and a targeted portfolio mix will enable us to translate continued growth into increasing earnings. Our 2002 performance targets will continue to motivate us to ensure that our customers and shareholders are provided with the services and value that they have come to expect from your Bank. **The people of Canadian Western Bank remain committed to our goals of strong, steady and profitable growth.**

Jack C. Donald
Chairman

Larry M. Pollock
President and Chief Executive Officer

> The Bank was deeply saddened this year by the untimely passing of Robert J. Sharpe, C.A., partner with Deloitte & Touche LLP. Bob was a leader of the external audit team from the inception of the Bank and provided invaluable knowledge and counsel. We lost not only an advisor but a friend.

[financials]

From time to time we make written and verbal forward-looking statements about the objectives and strategies, operations and financial results of Canadian Western Bank. These may be included in the Annual Report, filings with regulators, reports to shareholders and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements.

Key Performance Indicators

(These results reflect net income adjusted to exclude unusual items as described below)

	2001	2000	2001/2000 Increase (decrease)	% Change
Net income before provision for income taxes ($ thousands)	$ 46,582	$ 35,435	$ 11,147	31 %
Net income from operations[1] ($ thousands)	$ 31,395	$ 26,949	$ 4,446	16 %
Earnings per share				
basic	$ 2.62	$ 2.42	$ 0.20	8 %
fully diluted	$ 2.40	$ 2.26	$ 0.14	6 %
Efficiency ratio[2] (expenses to revenues)	50.0 %	54.3 %	(4.3)%	
Return on common shareholders' equity	13.95 %	14.98 %	(1.03)%	
Return on average total assets	0.97 %	0.95 %	0.02 %	

(1) Fiscal 2000 included a $3.05 million loss from discontinued operations.
(2) A decrease in the ratio reflects improved efficiency.

Overview of 2001

In evaluating the Bank's performance, management reviews reported net income (i.e. as reported in the Consolidated Statement of Income on page 54) as well as net income from operations which is adjusted to exclude unusual items. Unusual items that may include non-cash items are viewed by management as transactions that are not part of the core business operations or which are somehow unusual in nature. A comparison of earnings at this level provides a more meaningful year-over-year comparison. Net income from operations in 2001 excludes non-cash tax expense of $1.25 million (2000 – $600,000) related to the write-down of future income tax assets due to future federal and provincial tax rate reductions.

Net income from operations for the year ended October 31, 2001 was $31.40 million, an increase of 16% from $26.95 million in 2000. Fully diluted earnings per share based on net income from operations were $2.40 compared to $2.26 last year. Return on shareholders' equity and return on assets were 13.95% and 0.97% for 2001 compared to 14.98% and 0.95% respectively for 2000. The average number of shares outstanding increased by 867,000 during the year, primarily due to an equity issue in April (discussed in the Capital Funds and Adequacy section).

Reported net income for fiscal 2001 was $30.15 million compared to $26.35 million last year, an increase of $3.80 million or over 14%. The related fully diluted earnings per share were $2.31 in 2001 compared to $2.21 a year ago. Return on shareholders' equity and return on assets were 13.48% and 0.93% respectively compared to 14.68% and 0.93% last year.

Net income before provision for income taxes for the year ended October 31, 2001 was $46.58 million, an increase of 31% from $35.44 million reported in 2000. The provision for income taxes (excluding unusual item) increased significantly to $15.19 million compared to $5.44 million last year as the effective annual income tax rate more than doubled to approximately 33% from 15% last year as all remaining tax deductions were fully utilized during 2001.

The efficiency ratio at 50.0%, improved 4.3 percentage points in the last year and continues to be the best in the Canadian banking industry.

Total assets increased by over 12% from one year ago to reach $3,440 million. Loans increased by $323 million, or almost 13%. The total capital adequacy ratio at October 31, 2001 was 12.5% (2000 – 11.6%) with a Tier 1 component of 9.3% (2000 – 8.1%).

Quarterly Information

($ thousands, except per share data)

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total interest income	$ 57,865	$ 58,466	$ 57,821	$ 59,741	$ 57,530	$ 54,812	$ 49,610	$ 48,330
Net interest income	22,295	21,563	20,487	21,156	20,141	19,069	17,426	16,731
Other income	5,391	5,242	4,698	4,427	3,949	4,086	3,735	3,485
Net income before taxes	12,718	12,119	10,547	11,198	9,927	9,659	8,324	7,525
Net income excluding unusual item and loss from discontinued operations	8,306	8,484	7,083	7,522	8,224	8,150	7,115	6,505
Unusual item – income tax rate changes	–	250	–	1,000	–	–	600	–
Net income from continuing operations	8,306	8,234	7,083	6,522	8,224	8,150	6,515	6,505
Loss from discontinued operations	–	–	–	–	–	–	–	3,045
Net income	$ 8,306	$ 8,234	$ 7,083	$ 6,522	$ 8,224	$ 8,150	$ 6,515	$ 3,460
Basic earnings per common share								
Continuing operations	$ 0.66	$ 0.66	$ 0.61	$ 0.58	$ 0.74	$ 0.73	$ 0.59	$ 0.59
Loss from discontinued operations	–	–	–	–	–	–	–	(0.28)
Net income	0.66	0.66	0.61	0.58	0.74	0.73	0.59	0.31
Add back unusual item – income tax rate changes	–	0.02	–	0.09	–	–	0.05	–
Net income from operations	$ 0.66	$ 0.68	$ 0.61	$ 0.67	$ 0.74	$ 0.73	$ 0.64	$ 0.31
Fully diluted earnings per common share								
Continuing operations	$ 0.61	$ 0.60	$ 0.56	$ 0.53	$ 0.68	$ 0.67	$ 0.54	$ 0.55
Net income	$ 0.61	$ 0.60	$ 0.56	$ 0.53	$ 0.68	$ 0.67	$ 0.54	$ 0.31
Net income from operations	$ 0.61	$ 0.62	$ 0.56	$ 0.61	$ 0.68	$ 0.67	$ 0.59	$ 0.31
Efficiency ratio (expenses to revenues)	48.6 %	49.1 %	52.1 %	50.3 %	53.2 %	52.5 %	55.7 %	56.1 %
Return on common shareholders' equity[1]	13.19 %	13.91 %	13.64 %	15.06 %	17.15 %	17.72 %	16.44 %	8.12 %
Return on average total assets[1]	0.97 %	1.03 %	0.91 %	0.97 %	1.10 %	1.12 %	1.05 %	0.51 %

(1) Excludes non-cash income tax expense relating to the write-down of future income tax assets as a result of future tax rate reductions which is considered an unusual item. Results are presented on this basis in order to provide a more meaningful comparison between periods.

Net Interest Income

Table 1 – Net Interest Income

($ thousands)

	2001				2000(1)			
	Average Balance	Mix	Interest	Interest Rate	Average Balance	Mix	Interest	Interest Rate
Assets								
Securities and deposits with regulated financial institutions	$ 440,558	14 %	$ 23,225	5.27 %	$ 332,191	12 %	$ 18,276	5.50 %
Loans								
Securities purchased under resale agreements	37,781	1	1,719	4.55	29,647	1	1,581	5.33
Residential mortgages	518,713	16	36,992	7.13	425,376	15	30,500	7.17
Other loans	2,127,070	67	171,957	8.08	1,940,567	70	159,925	8.24
Total loans	2,683,564	84	210,668	7.85	2,395,590	86	192,006	8.01
Total interest bearing assets	3,124,122	98	233,893	7.49	2,727,781	98	210,282	7.71
Other assets	51,483	2	–	0.00	48,936	2	–	0.00
Total Assets	$ 3,175,605	100 %	$ 233,893	7.36 %	$ 2,776,717	100 %	$ 210,282	7.57 %
Liabilities								
Deposits								
Demand	$ 59,261	2 %	$ –	0.00 %	$ 48,132	2 %	$ –	0.00 %
Notice	294,030	9	8,722	2.97	246,364	9	8,437	3.42
Fixed term	2,455,504	78	135,682	5.53	2,175,228	78	124,514	5.72
Total deposits	2,808,795	89	144,404	5.14	2,469,724	89	132,951	5.38
Other liabilities	74,071	2	–	0.00	57,763	2	–	0.00
Debentures	67,126	2	3,988	5.94	67,126	2	3,964	5.91
Shareholders' equity	225,613	7	–	0.00	182,104	7	–	0.00
Total Liabilities	$ 3,175,605	100 %	$ 148,392	4.67 %	$ 2,776,717	100 %	$ 136,915	4.93 %
Total Assets/Net Interest Income	$ 3,175,605		$ 85,501	2.69 %	$ 2,776,717		$ 73,367	2.64 %

(1) Residential mortgages and other loans as well as the related interest income for 2000 have been reclassified to conform with the current year's balance sheet presentation.

Net interest income is the difference between interest and dividends earned on assets and interest expensed on deposits and other liabilities, including debentures. Net interest spread, or margin, is net interest income as a percentage of average total assets.

In 2001, net interest income increased by $12.1 million, or 17%, primarily due to:

- an increase of $396 million (14%) in average interest bearing assets; and
- an increase in net interest spread to 2.69% from 2.64%.

The Bank achieved a relatively consistent spread despite the average prime rate declining from 7.05% to 6.55%, primarily due to:

- strong growth in higher yielding commercial loan portfolios;
- a shift in the securities portfolio to investments with slightly higher risk and return as well as longer duration; and
- reduced cost of funds on deposits due to continued growth in demand and notice deposits as well as the positive impact of interest rate swaps.

As discussed in the Interest Rate Risk section, the portfolio has a positive gap with maturing assets exceeding maturing liabilities during the one year time frame. If short term market rates increase this would have a positive impact on spreads.

In 2002 we expect net interest spread for the entire year will be comparable to 2001 on the expectation that interest rates will rise in the second half of the year. However, the lower interest rate environment currently existing and expected to continue for the first two quarters will keep downward pressure on spread for that time period, due to the repricing of maturing fixed income securities and the Bank's positive gap position in its asset and liability portfolio.

Other Income

Table 2 – Other Income

($ thousands)

	2001	2000	2001/2000 Increase (decrease) $	%
Credit related	$ 10,262	$ 9,540	$ 722	8%
Retail services	3,397	2,949	448	15
Trust services	2,252	1,644	608	37
Gains on security sales, net	2,328	49	2,279	nm
Other (1)	1,519	1,073	446	42
Total Other Income	$ 19,758	$ 15,255	$ 4,503	30%

(1) Other includes gains/losses on equipment disposals, foreign exchange service fees and other miscellaneous non-interest revenues.

nm not meaningful

Other income, which includes all revenues not classified as net interest income, was $19.8 million, an increase of $4.5 million or 30% over 2000. As shown in Table 2, all categories of other income grew in 2001. Notable changes include:

- gains on security sales increased $2.3 million as gains were realized in the fixed income securities portfolio that arose as market prices increased when interest rates fell;
- an increase of $1.2 million in credit and retail fees due to loan and deposit growth and increased activity; and
- increased trust services fees in Canadian Western Trust ("CWT") due to continued growth (12%) in the number of self-directed RRSP (registered retirement savings plan) and RRIF (registered retirement income fund) accounts and an increased offering of products available.

Other income as a percentage of total revenue (net interest income and other income) was 19% in 2001, up from 17% in 2000. In 2002 total other income is expected to show broad based growth with a continued focus on increasing other income as a percentage of total revenue. The realization of security gains on the sale of fixed income investments is expected to occur during periods of declining interest rates.

Non-interest Expenses

Non-interest expenses increased 9% to $52.6 million in 2001. The increase is primarily due to:

- salaries from an increase in full time staff complement to accommodate growth;
- employee benefits due to enhanced benefit plans and increased group plan premiums as well as the increase in staff complement; and
- premises and equipment expenses due to new branch initiatives; offset by
- reduced provincial capital taxes (see Taxes section).

The efficiency ratio improved to 50.0% from 54.3% in 2000 as revenue growth of 19% exceeded expense growth of 9%. This efficiency ratio compares very positively to the other Canadian Schedule I banks which averaged 61.9%. Non-interest expenses as a percentage of average assets was 1.63% in 2001, an improvement from 1.70% in 2000.

Table 3 – Non-interest Expenses and Efficiency Ratio
($ thousands)

	2001	2000	2001/2000 Increase (decrease) $	2001/2000 Increase (decrease) %
Salaries and Employee Benefits				
Salaries	$ 26,073	$ 23,750	$ 2,323	10%
Employee benefits	4,396	3,457	939	27
Total	30,469	27,207	3,262	12
Premises				
Rent	4,415	3,854	561	15
Depreciation	968	822	146	18
Other	972	770	202	26
Total	6,355	5,446	909	17
Equipment and Furniture				
Depreciation	2,118	1,934	184	10
Other	1,611	1,444	167	12
Total	3,729	3,378	351	10
General				
Capital and business taxes	2,032	2,405	(373)	(16)
Professional fees and services	1,899	2,067	(168)	(8)
Marketing and business development	1,521	1,340	181	14
Postage and stationery	1,288	1,318	(30)	(2)
Banking charges	990	934	56	6
Deposit insurance premiums	886	801	85	11
Travel	839	791	48	6
Communications	497	494	3	1
Other	2,076	1,906	170	9
Total	12,028	12,056	(28)	0
Total Non-interest Expenses	$ 52,581	$ 48,087	$ 4,494	9%
Efficiency Ratio				
Net interest income	$ 85,501	$ 73,367	$ 12,134	17%
Other income	19,758	15,255	4,503	30
Total revenues	$ 105,259	$ 88,622	$ 16,637	19%
Efficiency Ratio (expenses as a percentage of total revenues)	50.0%	54.3%		

During 2001, the Bank adopted the new accounting standard relating to employee future benefits. There was no material change to the Consolidated Financial Statements as a result of this change.

In 2002 we anticipate:

- the full time staff complement will increase by approximately 8% to accommodate growth in volumes and new branch initiatives; and
- increases in other non-interest expenses will be primarily attributable to volume increases from growth.

Capital expenditures of $1.8 million are budgeted for 2002 and will be funded from general operating revenues. At year end there were specific commitments of approximately $207,000 for these capital expenditures.

Efficiency Ratio[1] (expenses to revenues)



80
60
40
20
0
64.4 %
60.7 %
59.8 %
54.3 %
50.0 %
1997
1998
1999
2000
2001

(1) A decrease in the ratio reflects improved efficiency

Taxes

The provision for income taxes, including tax expense from future income tax rate changes, was $16.4 million in 2001, up substantially from $6.0 million in the prior year as available unclaimed deductions and tax loss carryforwards were depleted during 2001 and the Bank became fully taxable.

Income taxes otherwise payable by the Bank for the year ended October 31, 2001 were partially eliminated by utilizing approximately $15.7 million (2000 - $30.3 million) of unclaimed deductions and tax loss carry forwards. At October 31, 2001, there are no unclaimed deductions or tax loss carry forwards available to reduce future years' income for tax purposes. Capital losses of $11.8 million (2000 - $11.8 million) are available to apply against future capital gains and have no expiry date. The tax benefit of these capital losses has not been recognized.

For the year ended October 31, 2001 the effective tax rate was approximately 33% (excluding tax expense from future tax rate changes). This rate is expected to increase to the 37 - 40% range in 2002 as the Bank will be fully taxable for the complete fiscal year.

As discussed in Note 2 of the Consolidated Financial Statements effective November 1, 2000, the new accounting standard relating to income taxes was adopted retroactively with restatement of prior periods. Under the new standard, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities and their values for tax purposes. The Bank's significant future income tax asset relates primarily to the general allowance for credit losses.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. Income tax expense for 2001 includes $1.25 million (2000 - $600,000) relating to federal and provincial (British Columbia and Alberta) income tax rate reductions enacted during the year. As discussed in the Overview section on page 31, this non-cash component of tax expense has been treated as an unusual item in the evaluation of core business operations.

Capital taxes for 2001 totalled $1.9 million compared to $2.2 million in 2000. The decrease is attributable to:

- elimination of capital tax in Alberta during the year; offset by
- taxes exigible on increased capital due to the share capital issued on the equity offering and retention of earnings.

In 2002 capital taxes are expected to decrease again as the Alberta capital tax elimination will be realized for a complete year.

The goods and services tax (GST) carries with it a significant cost to the Bank, as it does to all financial institutions, to the extent that GST paid is not recoverable through increased service charges, increased loan costs or reduced deposit rates. This cost is incurred because the majority of the Bank's activities, except leasing and trust services, are exempt under GST legislation and thus GST cannot be charged and collected from customers as occurs in the majority of Canadian businesses. As a result, the ability to recover the GST paid on most purchased goods and services is lost.

Table 4 – Capital Taxes

($ thousands)

	Capital Tax Rate	Capital Allocation (1)	2001	2000	2001/2000 Increase (decrease) $	2001/2000 Increase (decrease) %
British Columbia	1.00%	39%	$ 1,008	$ 888	$ 120	14%
Alberta	0.00%(2)	53%	539	1,078	(539)	(50)
Saskatchewan	0.70%	5%	92	82	10	12
Manitoba	3.00%	3%	239	198	41	21
Total Capital Taxes			$ 1,878	$ 2,246	$ (368)	(16)%

(1) The capital allocation percentages are for the Bank only although total capital tax includes capital taxes paid in British Columbia and Alberta by a subsidiary.

(2) Alberta's capital tax was eliminated on April 1, 2001; prior to that date the rate was 0.70%.

Loans

Table 5 – Outstanding Loans by Type and by Provincial Location of Branch

($ millions)

October 31, 2001	British Columbia	Alberta	Saskatchewan	Manitoba	Total (1)	Composition %
Loans to Individuals						
Residential mortgages(2)	$ 303	$ 184	$ 56	$ 13	$ 556	19%
Other	37	53	13	3	106	4
Total	340	237	69	16	662	23
Loans to Businesses(3)						
Securities purchased under resale agreements	–	75	–	–	75	3
Commercial	310	392	20	32	754	26
Construction and real estate(4)	363	322	25	49	759	26
Industrial	184	295	18	12	509	17
Energy	–	154	–	–	154	5
Total	857	1,238	63	93	2,251	77
Total Loans	$ 1,197	$ 1,475	$ 132	$ 109	$ 2,913	100%
Composition %	41%	51%	4%	4%	100%	
October 31, 2000						
Loans to Individuals						
Residential mortgages(2)(5)	$ 280	$ 169	$ 43	$ 14	$ 506	20%
Other	33	49	11	4	97	4
Total	313	218	54	18	603	24
Loans to Businesses(3)						
Securities purchased under resale agreements	–	85	–	–	85	3
Commercial	251	326	23	30	630	24
Construction and real estate(4)(5)	384	333	19	38	774	30
Industrial	182	220	20	13	435	17
Energy	–	60	–	–	60	2
Total	817	1,024	62	81	1,984	76
Total Loans	$ 1,130	$ 1,242	$ 116	$ 99	$ 2,587	100%
Composition %	44%	48%	4%	4%	100%	

(1) This table does not include an allocation of the allowance for credit losses and deferred revenue and discounts.
(2) Includes single and multi-unit residential mortgages.
(3) Corporate loans (described on page 38) are included in Loans to Businesses based on the security of the specific loan and the nature of the borrower's business.
(4) Includes commercial term mortgages and project (interim) mortgages.
(5) Balances at October 31, 2000 have been reclassified to conform to the current year's presentation.

Loans, as reported on the consolidated balance sheet, totalled $2,883 million at the end of 2001 compared to $2,560 million at the end of 2000, an increase of 13%. Highlights of the year-over-year changes are:

Portfolio

- commercial loans increased $124 million (20%) and comprise 26% of the portfolio compared to 24% one year ago;
- the energy portfolio, a specialty in the Calgary market, grew $94 million (157%);
- the industrial portfolio increased $74 million (17%);
- construction and real estate loans decreased $15 million (2%) and represent 26% of the portfolio versus 30% a year earlier; and
- loans to individuals represent 23% of the total portfolio, down from 24% in 2000.

Together with organic growth, two portfolio acquisitions *during the fourth quarter of 2001 contributed to the portfolio* increase:

- $48 million of term loans and leases to energy and general commercial borrowers acquired from Westcoast Capital; and
- $48 million of assets (primarily residential mortgages) acquired from Laurentian Bank.

Since 1999 the Bank has developed a portfolio of loans, identified internally as corporate loans, through participation in syndications, the majority of which have been structured and led by the major Canadian banks. This initiative has afforded the opportunity to participate in larger investment grade credits as well as providing a degree of geographic diversification. At October 31, 2001 the corporate loan portfolio totalled $103 million (2000 - $70 million).

Location

- loan growth of $259 million (18%) in the prairie provinces (primarily in Alberta); and
- loans held at Alberta branches increased from 48% of the total portfolio at October 31, 2000 to 51% at October 31, 2001 due to strong economic growth in the province with a corresponding decrease in the British Columbia loan portfolio from 44% to 41%.

Although some market sectors are expected to slow relative to 2001, overall loan growth of 14% is planned for 2002.

Loans by Portfolio



4%
20%
4%
24%
4%
18%
12%
3%
11%
Commercial
Energy
Industrial
Personal
Securities purchased under resale agreements
Real estate project mortgages
Multi-unit residential mortgages
Real estate term mortgages
Corporate Loans

Deposits

Growth of 12% in deposits was achieved this year. Of particular note, is the fact that the lower cost business and personal deposits grew faster than total deposits and these deposits now account for almost 15% of total deposits compared to 13% last year. The focus on increasing lower cost deposits will continue to be an ongoing priority. Branch generated deposits grew by 21% this year and now account for over one-half of total deposits.

The source of deposits is broken down as follows:

- branches – 53% (2000 – 49%)
- deposit agents – 45% (2000 – 48%)
- wholesale clients – 2% (2000 – 3%)

CWT deposits are included in the foregoing numbers. The trust's growth in low cost notice deposits (primarily cash balances held in self-directed accounts and corporate trust deposits) has contributed to the improved mix of these deposits for the Bank. The Bank's branch network generated $50.0 million of CWT's fixed term deposits (a 16% increase from last year), with the remainder of the fixed term deposits received through deposit agents, as CWT has no retail branches.

Table 6 – Deposits

($ thousands)

	2001		2000	
	Amount	% of Total	Amount	% of Total
Canadian Currency				
Personal chequing and savings	$ 147,770	4.8 %	$ 117,215	4.3 %
Business demand and savings	290,542	9.6	238,579	8.7
Fixed term:				
Under $100,000	1,592,122	52.3	1,481,227	54.3
$100,000 and over	470,242	15.5	364,441	13.4
Registered retirement products	518,075	17.0	514,321	18.9
Total	3,018,751	99.2	2,715,783	99.6
Foreign Currency (Canadian equivalent)	23,556	0.8	12,026	0.4
Total Deposits	$ 3,042,307	100.0 %	$ 2,727,809	100.0 %

Branch generated deposits are generally considered to be more stable and we continue to focus on achieving further growth in this area. Agent deposits are slightly more expensive because a commission is paid, but this added cost is countered by a reduced need for a more extensive branch network.

Deposits by Source
($ millions)



3,500
3,000
2,500
2,000
1,500
1,000
500
0
131
828
95
958
87
1,108
72
1,345
58
1,627
1997
1998
1999
2000
2001
Branches
Agent
Wholesale

Capital Funds and Adequacy

The Office of the Superintendent of Financial Institutions ("OSFI") requires banks to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets including off-balance sheet commitments. Based on the deemed credit risk of each type of asset a weighting of 0% to 100% is assigned. Published regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2).

However, in order to be considered well capitalized, OSFI has stated that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%.

In the Bank, Tier 1 capital is comprised entirely of common shareholders' equity and Tier 2 capital includes subordinated debentures (to the regulatory maximum amount of 50% of Tier 1 capital) and an inclusion of the general allowance for credit losses at a prescribed inclusion rate based on risk-weighted assets. OSFI has authorized the inclusion of the general allowance in Tier 2A capital to a maximum of 87.5 basis points (0.875%) of risk-weighted assets. Prior to October 2001, the inclusion rate was a maximum of 75.0 basis points (0.750%) of risk-weighted assets.

Table 7 – Capital Structure and Regulatory Ratios at Year End
($ thousands)

	2001	2000	2001/2000 Increase (decrease)
Tier 1 Capital			
Retained earnings	$ 108,320	$ 83,853	$ 24,467
Common shares	143,942	111,342	32,600
Less unamortized goodwill	–	(194)	194
Total	252,262	195,001	57,261
Tier 2 Capital			
General allowance for credit losses (Tier A)(1)	21,454	17,911	3,543
Subordinated debentures (Tier B)	67,126	67,126	–
Total	88,580	85,037	3,543
Total Regulatory Capital	$ 340,842	$ 280,038	$ 60,804
Regulatory Capital to Risk-weighted Assets			
Tier 1 capital	9.3 %	8.1 %	1.2 %
Tier 2 capital	3.2 %	3.5 %	(0.3)%
Total Regulatory Capital Adequacy Ratio	12.5 %	11.6 %	0.9 %
Assets to Regulatory Capital Multiple(2)	10.3	11.1	(0.8)

(1) Banks are allowed to include their general allowance for credit losses up to a prescribed percentage of risk-weighted assets in Tier 2A capital. The Bank has been granted an inclusion rate to a maximum of 0.875% (previously 0.750%) of risk-weighted assets as of October 2001. At October 31, 2001, the Bank's general allowance represents 0.79% of risk-weighted assets.

(2) Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less goodwill divided by total regulatory capital.

Table 8 - Risk-weighted Assets
($ thousands)

	2001		2000	
	Balance	Risk-weighted Balance	Balance	Risk-weighted Balance
Balance Sheet Assets				
Cash resources	$ 232,808	$ 46,173	$ 214,935	$ 42,695
Securities	268,420	33,657	231,416	30,274
Loans	2,882,636	2,561,083	2,560,092	2,255,509
Other assets	55,704	51,057	53,097	46,141
Total	$ 3,439,568	2,691,970	$ 3,059,540	2,374,619
Credit Instruments[1] (contract amounts)				
Guarantees and standby letters of credit	$ 44,006	32,178	$ 42,489	29,366
Commitments to extend credit[2]	–	–	1,844	922
Total	$ 44,006	32,178	$ 44,333	30,288
Derivative Financial Instruments[3] (notional amounts)				
Interest rate contracts	$ 372,000	1,650	$ 269,000	136
Equity contracts	9,005	189	3,535	164
Total	$ 381,005	1,839	$ 272,535	300
Total Risk-weighted Assets		$ 2,725,987		$ 2,405,207

(1) See Note 12 to the Consolidated Financial Statements for further details.
(2) Greater than one year only.
(3) See Note 16 to the Consolidated Financial Statements for further details.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and which take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, to protect customer deposits and to provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets. The capital mix is managed to improve the return on equity.

At October 31, 2001 the total capital adequacy ratio was 12.5% (2000 – 11.6%) of which 9.3% (2000 – 8.1%) was Tier 1 capital. Total regulatory capital increased $60.8 million over 2000 as a result of:

- earnings, net of dividends, of $25.9 million;
- share capital of $29.4 million issued on an equity offering and $3.2 million issued upon the exercise of stock options;
- an increase in the inclusion of the general allowance for credit losses of $3.5 million due to greater risk-weighted assets and a higher inclusion rate; offset by
- a charge to retained earnings of $805,000 for share issue costs, net of taxes, related to the equity offering; and
- a charge to retained earnings of $600,000 on adoption of the new accounting policy regarding income taxes.

Subordinated debentures include both convertible ($54.0 million) and conventional ($13.1 million) debentures. The conventional debentures have a ten year term and all reach their five year anniversary date during fiscal 2002. At the respective anniversary dates, if the debenture is not redeemed by the Bank or renegotiated, the interest rate will change from fixed to floating and the debenture will commence straightline amortization for capital adequacy purposes over the final five year term to maturity. Note 9 to the Consolidated Financial Statements details the terms of the debentures.

In each of January and July 2001, semi-annual dividends of $0.18 per share were paid.

The Bank has share option plans that are provided as an incentive to officers and employees who are in a position to materially impact the longer term financial success of the Bank as measured by shareholder wealth. Note 10 to the Consolidated Financial Statements details the number of shares under option outstanding, the weighted average exercise price and the amounts exercisable at year-end.

Risk Management

OVERVIEW

The risk management policies continue to evolve and improve in order to accommodate the new challenges that come with growth, expansion and changes in the regulatory and public domain within which financial institutions operate. Effective risk management is central to the ability to remain strong and profitable and includes identifying, assessing, managing and monitoring all forms of risk. The Bank is primarily exposed to four basic types of risk: credit, liquidity, market and operational.

Senior management are responsible for establishing the framework for identifying risks and developing appropriate risk management policies and frameworks. The Board of Directors, either directly or through its committees, reviews and approves the key policies, and implements specific reporting procedures to enable them to monitor ongoing compliance over significant risk areas. At least annually a report on significant internal controls is presented to the Board and the Audit Committee.

The Loans Committee of the Board, which maintains a close working relationship with the credit risk management group, is responsible for:

- the review and approval of credit risk management policies;
- loans in excess of delegated limits;
- the review and monitoring of impaired and other less than satisfactory loans; and
- the recommendation of the adequacy of the allowance for credit losses to the Audit Committee.

At the operational level, the Asset Liability Committee ("ALCO") plays a key role in the management of liquidity and market risk. ALCO is a management committee chaired by an Executive Vice President with the President and Chief Executive Officer ("CEO") and other senior executives as members and is responsible for:

- the establishment and maintenance of policies and programs for liquidity management and control, funding sources, investments, foreign exchange risk, interest rate risk and derivatives; and
- regular meetings to review compliance and discuss strategy in this area.

Asset liability management policies are approved and reviewed at least annually by the Board with quarterly status reporting provided to the Board.

The Operations Committee meets regularly and is made up of supervisory and management personnel from all areas of operations and is chaired by a member of senior management. This committee is responsible for developing appropriate policies and procedures, including internal controls, respecting day-to-day, routine operations.

The internal audit department performs inspections in all areas of the Bank, including CWT, and reports the results directly to senior management, the CEO and the Audit Committee.

CREDIT RISK MANAGEMENT

Credit risk is the risk that a financial loss will be incurred due to the failure of a counterparty to discharge its contractual commitment or obligation to the Bank. This risk can relate to balance sheet assets, such as loans, as well as off-balance sheet assets such as guarantees and letters of credit. To diversify the risk, the exposure to a single borrower or associated borrowers is limited to an amount not exceeding 10% of regulatory capital.

Net Impaired Loans as a Percentage of Net Loans Outstanding


0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.53%
0.68%
0.54%
0.17%
0.25%
1997
1998
1999
2000
2001

The Bank employs and is committed to a number of important principles to manage credit exposures which include:

- a Loans Committee of the Board whose duties include approval of lending policies, establishment of lending limits for the Bank, the delegation of lending limits and the review of larger credits as well as quarterly reports prepared by management on watch list loans, impaired loans, the adequacy of the allowance for credit losses, environmental risk and diversification of the portfolio;
- delegated lending authorities which are clearly communicated to personnel engaged in the credit granting process, a defined approval process for loans in excess of limits and the review of larger credits by a senior management group prior to recommendation to the Loans Committee of the Board;
- credit policies, guidelines and directives which are communicated to all branches and officers whose activities and responsibilities include credit granting and risk assessment;
- appointment of personnel engaged in credit granting who are qualified, experienced bankers;
- a standardized credit risk rating classification established for all credits and reviewed not less than annually;
- annual reviews of individual credit facilities (excepting consumer loans and single-unit residential mortgages);
- diversification of risk by client, geographic area, industry sectors and products;
- pricing of credits commensurate with risk to ensure appropriate compensation;
- management of growth within quality objectives;
- early recognition of problem accounts and immediate implementation of steps to protect the safety of Bank funds;
- independent annual reviews of credit valuation, risk classification and credit management procedures by the internal audit group which includes reporting the results to senior management, the CEO and the Audit Committee; and
- detailed quarterly reviews of accounts rated less than satisfactory including a watch list report recording accounts with evidence of weakness, an impaired loan report covering loans which show impairment to the point where a loss is possible, and the establishment of an action plan for each account.

Environmental Risk

The operations of the Bank do not have a material effect on the environment. However, losses can be incurred if a borrower is unable to repay loans due to environmental clean up costs or if the Bank becomes directly liable for clean up costs if it is deemed to have taken control or ownership of a contaminated property.

Risk assessment criteria and procedures are in place to manage environmental risks and these are communicated to lending personnel. Reports on environmental inspections and findings are reviewed by senior management and reported upon quarterly to the Board.

Portfolio Quality

The Bank's strategy is to continually improve and maintain a quality portfolio. Efforts are directed towards achieving a wide diversification, engaging experienced personnel who provide a hands on approach in credit granting, account management and quick action when problems develop. The lending focus is primarily directed to small and medium-sized businesses and individuals with operations conducted in the four western provinces. Relationship banking and "know your customers" are important tenets of account management. An appropriate financial return on the level of risk is fundamental. Over the past several years the Bank has also participated in larger investment grade credits (corporate loans) through participation in syndications, which are generally led by the major Canadian banks. In addition to allowing us to lend to larger companies this initiative has also provided a degree of geographic diversification.

Impaired Loans

Gross impaired loans increased $4.4 million in 2001, a 14% increase primarily attributable to loans domiciled in British Columbia and reflecting the current economic environment. As shown in Table 9 gross impaired loans total $35.5 million and represent 1.23% (2000 – 1.21%) of total outstanding loans.

Impaired loans net of the allowance for credit losses are 0.25% of net loans outstanding, compared to 0.17% in 2000 (see graph on page 41).

At year end there are no significant changes in the impaired loans due to current economic uncertainties in the markets we focus on. Going forward in 2002, the general trends within

Table 9 – Change in Gross Impaired Loans
($ thousands)

	2001	2000	2001/2000 Increase (decrease)
Gross impaired loans, beginning of year	$ 31,097	$ 38,189	$ (7,092)
Net additions (reductions)	9,002	(2,612)	11,614
Write-offs	(4,619)	(4,480)	(139)
Total	$ 35,480	$ 31,097	$ 4,383
Gross Impaired Loans as a Percentage of Total Loans	1.23%	1.21%	0.02%

the portfolio are not expected to experience a material adverse change. Impaired loans will continue to be monitored closely to provide early identification of any possible adverse trends.

Table 10 shows the year over year change to the allocation of the allowance for credit losses to specific provisions by category of impaired loans and to the general allowance for credit risk.

Allowance For Credit Losses

The allowance for credit losses consists of $6.9 million in specific provisions and $21.5 million in the general allowance for credit risk with the latter now representing 0.74% of gross outstandings and 0.79% of risk-weighted assets. This compares favourably with the Bank's five year loan loss average of 0.22% which is based on the annual charges to the income statement. The five year loan loss average based only on net new specific provisions (i.e. excluding the annual increase or decrease in the general allowance for credit risk) is 0.18%. The general allowance is available to cover credit losses inherent in the portfolio which are not currently identifiable on an account by account basis. An assessment of the adequacy of the general allowance is conducted quarterly and measured against the five year loan loss average. In addition, a method of applying a progressive (increasing with higher risk) loss ratio range against groups of loans of a common risk rating is utilized to test the general allowance adequacy. The general allowance would be expected to increase in strong economic times and decrease in weaker economic times as provisions are allocated to specific credits.

In October 1998 OSFI began providing guidance to all deposit-taking institutions on establishing general allowances for credit risk (unallocated loan loss provisions) in their ongoing program to strengthen general allowances and related methodologies. While OSFI did not believe that there was a systemic problem of asset quality in the Canadian system, they felt the need for higher general allowances was supported by, amongst other things, the current position in the economic cycle, growing potential off-balance sheet activity and associated credit risk, and the current levels of allowances of a number of Canadian institutions in relation to historical levels and compared to institutions in other jurisdictions. OSFI's revised general allowance criteria were effective for 1999. In accordance with the guidance provided by OSFI, a one-time increase of $11.7 million was added to the general allowance at April 30, 1999 through a charge to retained earnings, net of taxes. The Bank also commenced the development of policies and methodology governing the management of the general allowance, as appropriate for the nature of the loan portfolio. A final OSFI guideline has been issued which will be effective for the 2002 fiscal year. The development of expanded methodology will continue for 2002. A significant change to the level of the general allowance is not anticipated based on either the new guideline or methodology and assuming no material change in the portfolio's credit quality.

Allowance for Credit Losses as a Percentage of Gross Impaired Loans


100
75
50
25
0
57.5 %
48.7 %
68.1 %
86.4 %
79.9 %
1997
1998
1999
2000
2001

Table 10 – Allowance for Credit Losses
($ thousands)

	2000 Ending Balance	Write-offs, net of Recoveries (1)	Provision for Credit Losses	2001 Ending Balance
Specific Provisions				
Consumer and personal	$ 310	$ 442	$ 575	$ 443
Real estate	1,764	822	1,591	2,533
Industrial	2,278	2,478	2,016	1,816
Other	1,595	858	1,376	2,113
General Allowance	20,915	–	538	21,453
Total	$ 26,862	$ 4,600	$ 6,096	$ 28,358

(1) Recoveries in 2001 totalled $19 (2000 - $222).


Geographical Distribution of Loans
40%
5%
4%
2%
49%
Alberta
British Columbia
Manitoba
Saskatchewan
Other


Provision for Credit Losses as a Percentage of Average Loans Outstanding (5 year average 0.22%)
0.40
0.30
0.20
0.10
0.00
0.25 %
0.22 %
0.18 %
0.21 %
0.23 %
1997
1998
1999
2000
2001

Provision for Credit Losses

For the year ended October 31, 2001, the provision for credit losses represented 0.23% of average loans. As reflected in the graph, the provision for credit losses remains consistent with the five year average of 0.22% reflecting the strong credit quality of the portfolio.

Diversification of Portfolio

Total Advances Based on Location of Borrower (also see Table 5)

The following table illustrates the diversification in lending operations by industry sector.

Management of the loan portfolio includes the strategy of avoiding high concentrations in one geographic area or industry sector. The Bank's portfolio is well diversified with a mix of corporate and personal business. Industrial lending units are set up within branches or as stand alone operations, while oil and gas lending is conducted by specialists in the Calgary market. In addition to these areas, the Bank also has real estate divisions established in the major centres in which it operates.

Table 11 – Total Advances Based on Industry Sector

(%) October 31	2001	2000
Construction	20.7 %	22.7 %
Real estate operations	20.2	22.2
Consumer loans and residential mortgages[1]	13.7	13.8
Transportation and storage	8.0	7.1
Oil and gas (production)	5.7	2.7
Hotel/motel	4.7	4.4
Manufacturing	4.0	4.0
Logging/forestry	3.5	3.3
Finance and insurance	3.3	3.2
Other services	2.8	4.2
Wholesale trade	2.5	2.6
Government guaranteed	0.8	0.9
Other	10.1	8.9
Total	100.0 %	100.0 %

(1) Residential mortgages in this table include only single-family properties.

LIQUIDITY RISK

Liquidity risk is the risk that the Bank will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from lending, deposit taking, investing and other activities. Effective liquidity management ensures that adequate cash is available to honour all cash outflow obligations. Maintenance of a prudent liquidity base also provides flexibility to fund loan growth and to react to other market opportunities.

The Bank's liquidity policy includes:

- measurement and forecast of cash flows;
- maintenance of a pool of high quality liquid assets;
- a stable base of core deposits from retail and commercial customers;
- limits on single deposits and sources of deposits;
- diversification of funding sources; and
- an approved contingency plan.

Key features of liquidity management are:

- daily monitoring of expected cash inflows and outflows and tracking and forecasting the liquidity position, including the flows from off-balance sheet items, on a weekly and forward three month rolling basis;
- consideration of the term structure of assets and liabilities, with emphasis on deposit maturities, as well as expected loan fundings and other commitments to provide funds when determining required levels of liquidity; and
- separate management of the liquidity position of the Bank and CWT to ensure compliance with related party and other regulatory tests.

A schedule outlining the consolidated securities portfolio at October 31, 2001 is provided in Note 3 to the Consolidated Financial Statements. A conservative policy is maintained in this area with:

- significantly all investments limited to high quality debt securities and short term money market instruments to meet objectives of liquidity management and to provide an appropriate return;
- specific investment criteria and procedures for purposes of management of the securities portfolio;
- regular review, monitoring and approval by ALCO of policies regarding these investments and annual review and approval by the Board of Directors; and
- quarterly reporting to the Board of Directors on the securities portfolio.

As shown in Table 12, liquid assets comprised of cash, interbank deposits, items in transit, securities purchased under resale agreements and marketable securities, totalled $575 million at October 31, 2001, an increase of $45 million from October 31, 2000. Liquid assets represented 16.7% (2000 – 17.3%) of total assets and 18.9% (2000 – 19.4%) of total deposit liabilities at that date.

Table 12 – Liquid Assets
($ thousands)

	2001	2000	2001/2000 Increase (decrease)
Cash	$ 1,945	$ 1,460	$ 485
Deposits with regulated financial institutions	190,978	168,652	22,326
Cheques in transit	39,885	44,823	(4,938)
Total Cash Resources	232,808	214,935	17,873
Securities purchased under resale agreements	75,000	84,932	(9,932)
Government of Canada treasury bills	25,743	15,826	9,917
Government of Canada and provincial bonds term to maturity 1 year or less	58,548	123,844	(65,296)
Government of Canada and provincial bonds term to maturity over 1 year	151,292	61,477	89,815
Other marketable securities	31,490	28,921	2,569
Total Securities Purchased Under Resale Agreements and Marketable Securities	342,073	315,000	27,073
Total Liquid Assets	$ 574,881	$ 529,935	$ 44,946
Total Assets	$ 3,439,568	$ 3,059,540	$ 380,028
Liquid assets as a percentage of total assets	16.7%	17.3%	(0.6)%
Total Deposit Liabilities	$ 3,042,307	$ 2,727,809	$ 314,498
Liquid assets as a percentage of total deposit liabilities	18.9%	19.4%	(0.5)%

Table 13 – Deposit Maturities Within One Year

($ millions)

October 31, 2001	Within 1 Month	1 to 3 Months	3 Months to 1 Year	Cumulative Within 1 Year
Demand deposits	$ 79	$ –	$ –	$ 79
Notice deposits	371	–	–	371
Deposits payable on a fixed date	475	202	832	1,509
Total	$ 925	$ 202	$ 832	$ 1,959
October 31, 2000 Total	$ 708	$ 177	$ 912	$ 1,797

Table 14 – Total Deposit Maturities

($ millions)

October 31, 2001	Within 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	Total
Demand deposits	$ 79	$ –	$ –	$ –	$ –	$ 79
Notice deposits	371	–	–	–	–	371
Deposits payable on a fixed date	1,509	402	339	156	186	2,592
Total	$ 1,959	$ 402	$ 339	$ 156	$ 186	$ 3,042
October 31, 2000 Total	$ 1,797	$ 372	$ 261	$ 186	$ 112	$ 2,728

Highlights of the composition of liquid assets at October 31, 2001 follow:

- maturities within one year total 71% of liquid assets or $407 million;
- Government of Canada and provincial debt securities made up 41% of liquid assets; and
- deposits with regulated financial institutions including bankers' acceptances were 33% of liquid assets.

Also included in liquid assets are securities purchased under resale agreements. These are short term advances, typically no more than a few days in duration, to securities dealers and require the dealer to repurchase the securities comprised of treasury bills or other high quality liquid securities.

Short term credit facilities have been arranged with a number of financial institutions. The expansion of such facilities will continue to be pursued as an additional liquidity safeguard. The government insured/guaranteed mortgage and loan portfolios also represent a potential source of liquidity.

The primary source of new funding is the issuance of deposit instruments. A summary of the deposits by maturity is presented in Tables 13 and 14.

A breakdown of deposits by source is provided under the heading Deposits. Target limits by source have been established as part of the overall liquidity policy and are monitored to ensure an acceptable level of diversification in sources of funding is maintained. The Bank continues to aggressively pursue retail deposits generated through its branch network as a core funding source. However, the total dollar value of agent generated deposits will likely continue to increase even though the goal is to decrease funding from this source as a percentage of total deposit liabilities. CWT raises new deposits mainly through the Bank's branch network and through notice accounts comprised primarily of cash balances held in self-directed accounts and corporate trust deposits. At October 31, 2001, $50.0 million (2000 - $43.1 million) of CWT deposits had been raised via the Bank's branch network and the trust's notice account balances totalled $70.0 million (2000 – $53.4 million).

MARKET RISK

Market risk is the impact on earnings resulting from changes in financial market variables such as interest rates and foreign exchange rates. Market risk arises when making loans, taking deposits and making investments. The Bank itself does not undertake trading activities and, therefore, does not have risks related to such activities as market making, arbitrage or proprietary trading. Therefore, the Bank's material market risks are confined to interest rates and foreign exchange as discussed below.

Interest Rate Risk

Interest rate risk or sensitivity can be defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. This risk and potential variability in earnings arises primarily when cash flows associated with interest sensitive assets and liabilities have different repricing dates. The differentials, or interest rate gaps, arise as a result of the financial intermediation process and reflect differences in term preferences on the part of borrowers and depositors.

A positive interest rate gap exists when interest sensitive assets exceed interest sensitive liabilities for a specific maturity or repricing period. A positive gap will tend to lead to an increase in net interest income when market interest rates rise since assets are repricing earlier than liabilities. The opposite impact will occur when market interest rates fall. A negative gap is the opposite of a positive gap.

To manage interest rate risk arising as a result of the financial intermediation process, ALCO establishes policy guidelines for interest rate gap positions and meets regularly to monitor the Bank's position and decide future strategy. The objective is to manage the interest rate risk within prudent guidelines. Interest rate risk policies are approved and reviewed at least annually by the Board of Directors with quarterly reporting provided to the Board as to the gap position.

Table 15 – Asset Liability Gap Positions

($ millions)

October 31, 2001	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total
Assets								
Cash resources	$ 152	$ 24	$ 11	$ 187	$ 2	$ –	$ 44	$ 233
Securities	15	28	56	99	153	16	–	268
Loans	1,403	134	403	1,940	959	13	(29)	2,883
Other assets	–	–	–	–	–	–	56	56
Off-Balance sheet swaps	10	30	195	235	146	–	–	381
Total	1,580	216	665	2,461	1,260	29	71	3,821
Liabilities and Equity								
Deposits	925	202	832	1,959	1,083	–	–	3,042
Other liabilities	–	–	–	–	–	–	79	79
Debentures	–	–	13	13	54	–	–	67
Shareholders' equity	–	–	–	–	–	–	252	252
Off-Balance sheet swaps	381	–	–	381	–	–	–	381
Total	1,306	202	845	2,353	1,137	–	331	3,821
Interest Rate Sensitive Gap	$ 274	$ 14	$ (180)	$ 108	$ 123	$ 29	$ (260)	$ –
Cumulative Gap	$ 274	$ 288	$ 108	$ 108	$ 231	$ 260	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	7.2 %	7.5 %	2.8 %	2.8 %	6.0 %	6.8 %	–	–
October 31, 2000								
Total assets	$ 1,365	$ 212	$ 679	$ 2,256	$ 993	$ 10	$ 74	$ 3,333
Total liabilities and equity	980	177	912	2,069	998	–	266	3,333
Interest Rate Sensitive Gap	$ 385	$ 35	$ (233)	$ 187	$ (5)	$ 10	$ (192)	$ –
Cumulative Gap	$ 385	$ 420	$ 187	$ 187	$ 182	$ 192	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	11.6 %	12.6 %	5.6 %	5.6 %	5.5 %	5.8 %	–	–

Notes:

1. Accrued interest is excluded in calculating interest sensitive assets and liabilities.
2. Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

Table 16 – Weighted Average Effective Interest Rates
(%)

October 31, 2001	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Total
Assets							
Cash resources	2.9 %	4.1 %	4.3 %	3.1 %	5.1 %	– %	3.2 %
Securities	5.1	5.2	5.1	5.2	5.4	5.5	5.1
Loans	5.5	6.9	7.5	6.0	7.8	8.1	6.6
Off-Balance sheet swaps	6.4	5.4	4.6	4.8	4.8	–	4.8
Total	5.2	6.1	6.4	5.6	7.1	6.6	6.1
Liabilities							
Deposits	2.3	4.8	4.9	3.7	5.6	–	4.3
Debentures	–	–	6.6	6.6	5.5	–	5.7
Off-Balance sheet swaps	3.0	–	–	3.0	–	–	3.0
Total	2.5	4.8	4.9	3.6	5.5	–	4.2
Interest Rate Sensitive Gap	2.7 %	1.3 %	1.5 %	2.0 %	1.6 %	6.6 %	1.9 %
October 31, 2000							
Total assets	8.0 %	6.8 %	7.2 %	7.6 %	7.7 %	5.6 %	7.6 %
Total liabilities	4.7	5.6	5.9	5.3	5.9	–	5.5
Interest Rate Sensitive Gap	3.3 %	1.2 %	1.3 %	2.3 %	1.8 %	5.6 %	2.1 %

Exposure to interest rate risk is controlled by managing the size of the static gap positions between interest sensitive assets and interest sensitive liabilities for future periods. Gap analysis is supplemented by computer simulation of the asset liability portfolio structure and dollar estimates of net interest income sensitivity for periods of up to one year. The interest rate gap is measured at least monthly.

Table 15 shows the consolidated gap position at October 31, 2001 for selected time intervals. Comparative summary figures are given at October 31, 2000. Figures in brackets represent an excess of liabilities over assets or a negative gap position.

The gap analysis in Table 15 is a static measurement of interest rate sensitive gaps at a specific time. These gaps can change significantly in a short period of time. The impact of changes in market interest rates on earnings will depend upon the magnitude and rate of change in interest rates as well as the size and maturity structure of the cumulative interest rate gap position and management of those positions over time.

During the year:

- the one year and under cumulative gap decreased from 5.6% to 2.8%; and
- the one month and under gap decreased from 11.6% to 7.2%.

Of the $1,509 million in fixed term deposit liabilities maturing within one year from October 31, 2001, approximately $1,070 million (35% of total deposit liabilities) mature by April 30, 2002. The term in which maturing deposits are retained will have an impact on the future asset liability structure and hence interest rate sensitivity. Approximately $136 million of the fixed term deposit liabilities maturing within one month are floating rate redeemable deposits with a one year contractual maturity redeemable without penalty at any time.

The effective interest rates for each class of financial asset and liability, including off-balance sheet instruments, are shown in Table 16.

The estimated sensitivity of net interest income to a change in interest rates is presented in Table 17. The amounts represent the estimated change in net interest income over the time period shown resulting from a one percentage point change in interest rates. If rates increase, the effect would be an increase in net interest income while the opposite would occur if rates decrease. The estimates are based on a number of assumptions and factors, which include:

- a constant structure in the asset liability portfolio;
- interest rate changes affect interest sensitive assets and liabilities by the same amount and are applied at the appropriate repricing dates; and
- no early redemptions.

Table 17 – Estimated Sensitivity of Net Interest Income As a Result of a One Percentage Point Change in Interest Rates
($ thousands)

Period	2001	2000
90 days	$ 678	$ 948
1 year	2,353	3,654
1 year percentage change	2.8 %	4.8 %

The interest sensitivity of the portfolio decreased in both absolute dollar terms and as a percentage of estimated future net interest income during the year. Virtually all of the decrease in the level of interest sensitivity occurred in the first quarter when the three month gap was reduced by nearly 50% and the one year gap reduced by 24%.

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies to attract appropriate assets and liabilities as well as through the use of interest rate swaps or other appropriate hedging techniques (see discussion under Off-Balance Sheet Financial Instruments Including Derivatives). Assets and liabilities having a term to maturity in excess of five years are subject to specific review and control and with the exception of debentures, as outlined in Note 9 to the Consolidated Financial Statements, such items were not material as at October 31, 2001.

Foreign Exchange Risk

In providing financial services to its customers, the Bank has assets and liabilities denominated in U.S. dollars. At October 31, 2001, assets denominated in U.S. dollars were 0.7% (2000 – 0.4%) of total assets and U.S. dollar liabilities were 0.8% (2000 – 0.4%) of total liabilities. Currencies other than U.S. dollars are not bought or sold other than to meet specific customer needs and therefore, the Bank has virtually no exposure to currencies other than U.S. dollars.

Foreign exchange risk arises when there is a difference between assets and liabilities denominated in U.S. dollars. Policy is established setting a limit on the difference between U.S. dollar assets and liabilities. The difference is measured daily and managed by use of U.S. dollar contracts or other means. Policy respecting foreign exchange exposure is reviewed and approved at least annually by the Board of Directors, and deviations from policy are reported to the Board and ALCO.

OPERATIONAL RISK

Operational risk is the potential for loss as a result of a failure in communication, information or transaction processing due to system or procedural failures, errors, natural disasters or fraudulent activities. The financial measure of operational risk is actual losses incurred. No material losses occurred in 2001 or 2000.

These risks can never be completely eliminated but the Bank's strategy to minimize operational risk includes:

- a knowledgeable and experienced management team that is committed to the risk management policies;
- regular meetings of the Operations Committee, a management committee made up of supervisory and management personnel from all operational areas and chaired by a member of senior management, which is responsible for the development and recommendation of policies and procedures regarding day-to-day, routine operations;
- communication of the importance of effective risk management to all levels of staff through training and policy implementation;
- regular inspections for compliance and the effectiveness of procedural controls by a strong, independent internal audit team;
- implementation of policies and procedural controls appropriate to address identified risks and which include segregation of duties and built-in checks and balances;
- use of technology via automated systems with built-in controls;
- continual review and upgrade of systems and procedures; and
- updated and tested procedures and contingency plans for disaster recovery and business continuity.

In addition, the external auditors report annually on the efficiency and effectiveness of internal controls over significant risk areas and provide their report to the Audit Committee. The Bank also maintains appropriate insurance coverage through a financial institution bond policy.

Off-Balance Sheet Financial Instruments Including Derivatives

Table 18 – Off-Balance Sheet Financial Instruments

($ thousands)

	2001	2000
Credit Instruments		
Guarantees and standby letters of credit[1]	$ 44,006	$ 42,489
Commitments to extend credit[2]	556,383	442,667
Total	$ 600,389	$ 485,156
Derivative Financial Instruments (notional amounts)		
Interest rate contracts[3]	$ 372,000	$ 269,000
Equity contracts[4]	9,005	3,535
Total	$ 381,005	$ 272,535
Assets Under Administration	$ 873,538	$ 741,181

(1) Letters of credit and guarantees are issued on behalf of clients to third party beneficiaries as part of normal business operations.

(2) Commitments to extend credit to customers arise in the normal course of business. Includes undrawn availability authorized under lines of credit and commercial operating loans of $239 million (2000 - $183 million) and recently authorized but unfunded loan commitments of $317 million (2000 - $260 million).

(3) Interest rate swaps are used as hedging devices to control interest rate risk. The outstanding swaps mature between November 2001 and September 2006. The total gross positive replacement cost of interest rate swaps was $7,317 (2000 - $359). This market value represents an unrealized gain, or the payment the Bank would receive if these contracts were unwound and settled at that date.

(4) Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The outstanding contracts mature between March 2004 and March 2006. The total gross positive replacement cost is $225 (2000 - $538).

(5) U.S. dollar foreign exchange contracts are used from time to time to manage the difference between U.S. dollar assets and liabilities. At October 31, 2001 and 2000 there were no forward foreign exchange contracts outstanding.

More detailed information on the nature of off-balance sheet financial instruments is shown in Notes 12, 13 and 16 to the Consolidated Financial Statements.

Continued use of interest rate swaps or other off-balance sheet hedging instruments is expected in the future for the purpose of asset liability structuring and management of interest rate risk. The Bank only enters into these off-balance sheet derivative financial instruments for its own account and does not act as an intermediary in this market. Transactions are entered into on the basis of industry standard contracts with approved counterparties subject to periodic and at least annual review. Policies regarding the use of off-balance sheet financial instruments are approved, reviewed, and monitored on a regular basis by ALCO and reviewed and approved by the Board of Directors at least annually.

Trust assets under administration, administered by CWT, totalled approximately $874 million at October 31, 2001 (2000 - $741 million). These assets are primarily in self-directed RRSPs and RRIFs. Trust assets under administration are held in 12,814 accounts (2000 – 11,468), an increase of 12% from one year ago. Assets under administration, and the related fee income, are expected to increase in 2002.

Number of Self-directed Accounts



15,000
12,000
9,000
6,000
3,000
0
6,335
6,847
9,007
11,468
12,814
1997
1998
1999
2000
2001

Management's Report

The consolidated financial statements of Canadian Western Bank and related financial information presented in this annual report have been prepared by management, who are responsible for the integrity, objectivity and reliability of the data presented. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles including the requirements of the Bank Act and related rules and regulations issued by the Superintendent of Financial Institutions Canada. The consolidated financial statements and related financial information reflect amounts which must, of necessity, be based on informed estimates and judgements of management with appropriate consideration to materiality. The financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Bank's accounting system and related internal controls are designed, and supporting procedures are maintained, to provide reasonable assurance that financial records are complete and accurate, that assets are safeguarded and that the Bank is in compliance with all regulatory requirements. These supporting procedures include the careful selection and training of qualified staff, defined division of responsibilities and accountability for performance, and the written communication of policies and guidelines of business conduct and risk management throughout the Bank.

The system of internal controls is also supported by the internal audit department which carries out periodic inspections of all aspects of the Bank's operations. The Chief Inspector has full and free access to the Audit Committee and to the external auditors.

The Audit Committee, appointed by the Board of Directors, is composed of directors who are not officers or employees of the Bank. The committee is responsible for reviewing the financial statements and annual report and recommending them to the Board of Directors for approval. Their responsibilities also include meeting with management, the Chief Inspector and the external auditors to discuss the effectiveness of internal controls over the financial reporting process, and the planning and results of the external audit.

The Conduct Review Committee, appointed by the Board of Directors, is composed of directors who are not officers or employees of the Bank. Their responsibilities include reviewing related party transactions, and reporting to the Board of Directors, those transactions which may have a material impact on the Bank.

The Superintendent of Financial Institutions Canada, at least once a year, makes such examination and enquiry into the affairs of the Bank as he may deem necessary or expedient to satisfy himself that the provisions of the Bank Act, having reference to the safety of the creditors and shareholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

Deloitte & Touche LLP, the external auditors, are appointed by the shareholders of the Bank. They have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom.

Larry M. Pollock
President and Chief Executive Officer
November 30, 2001

Tracey C. Ball, C.A.
Senior Vice President and Chief Financial Officer

Auditors' Report

TO THE SHAREHOLDERS OF CANADIAN WESTERN BANK

We have audited the Consolidated Balance Sheet of Canadian Western Bank as at October 31, 2001 and 2000 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flow for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2001 and 2000 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Edmonton, Alberta
November 30, 2001

Consolidated Balance Sheet

As at October 31
($ thousands)

		2001	2000
			(restated Note 2)
ASSETS			
Cash Resources			
Cash		$ 1,945	$ 1,460
Deposits with regulated financial institutions		190,978	168,652
Cheques and other items in transit, net		39,885	44,823
		232,808	214,935
Securities	(Note 3)		
Issued or guaranteed by Canada		118,549	103,227
Issued or guaranteed by a province		117,034	97,920
Other securities		32,837	30,269
		268,420	231,416
Loans (net of allowance for credit losses)	(Notes 4 & 5)		
Securities purchased under resale agreements		75,000	84,932
Residential mortgages		552,585	503,142
Other		2,255,051	1,972,018
		2,882,636	2,560,092
Other			
Land, buildings and equipment	(Note 6)	16,014	14,750
Other assets	(Note 7)	39,690	38,347
		55,704	53,097
Total Assets		$ 3,439,568	$ 3,059,540
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Payable on demand		$ 78,562	$ 71,572
Payable after notice		370,566	293,370
Payable on a fixed date		2,593,179	2,362,867
		3,042,307	2,727,809
Other			
Other liabilities	(Note 8)	77,873	70,010
Subordinated Debentures	(Note 9)		
Conventional		13,126	13,126
Convertible		54,000	54,000
		67,126	67,126
Shareholders' Equity			
Capital stock	(Note 10)	143,942	111,342
Retained earnings		108,320	83,253
		252,262	194,595
Total Liabilities and Shareholders' Equity		$ 3,439,568	$ 3,059,540

Jack C. Donald
Chairman

Larry M. Pollock
President and Chief Executive Officer

Consolidated Statement of Income

For the year ended October 31
($ thousands, except per share amounts)

		2001	2000
Interest Income			(restated Note 2)
Loans		$ 210,668	$ 192,006
Securities		14,319	12,363
Deposits with regulated financial institutions		8,906	5,913
		233,893	210,282
Interest Expense			
Deposits		144,404	132,951
Debentures		3,988	3,964
		148,392	136,915
Net Interest Income		85,501	73,367
Provision for credit losses	(Note 5)	6,096	5,100
Net Interest Income after Provision for Credit Losses		79,405	68,267
Other Income			
Credit related		10,262	9,540
Retail services		3,397	2,949
Trust services		2,252	1,644
Other		3,847	1,122
		19,758	15,255
Net Interest and Other Income		99,163	83,522
Non-interest Expenses			
Salaries and employee benefits		30,469	27,207
Premises and equipment		10,084	8,824
Other expenses		10,150	9,810
Provincial capital taxes		1,878	2,246
		52,581	48,087
Net Income before Provision for Income Taxes		46,582	35,435
Provision for income taxes	(Note 11)	16,437	6,041
Net Income from Continuing Operations		30,145	29,394
Loss from discontinued operations	(Note 18)	–	3,045
Net Income		$ 30,145	$ 26,349
Average number of common shares outstanding		12,000,926	11,133,880
Average number of fully diluted common shares		14,344,438	13,649,587
Earnings per Common Share, Continuing Operations	(Note 1(k))		
Basic		$ 2.51	$ 2.65
Fully diluted		$ 2.31	$ 2.44
Earnings per Common Share	(Note 1(k))		
Basic		$ 2.51	$ 2.37
Fully diluted		$ 2.31	$ 2.21

Consolidated Statement of Changes in Shareholders' Equity

For the year ended October 31
($ thousands)

		2001	2000
Capital Stock			
Balance at beginning of year		$ 111,342	$ 98,484
Common shares issued	(Note 10)	32,600	12,858
Balance at end of year		143,942	111,342
Retained Earnings			
Balance at beginning of year, as previously stated		83,853	61,066
Restatement – income taxes	(Note 2)	(600)	–
Balance at beginning of year, restated		83,253	61,066
Net income		30,145	26,349
Dividends		(4,273)	(3,779)
Share issue costs, net of income taxes of $534 (2000 - $175)	(Note 10)	(805)	(383)
Balance at end of year		108,320	83,253
Total Shareholders' Equity		$ 252,262	$ 194,595

Consolidated Statement of Cash Flow

For the year ended October 31
($ thousands)

		2001	2000
Cash Flows from Operating Activities			(restated Note 2)
Net income from continuing operations		$ 30,145	$ 29,394
Adjustments to determine net cash flows:			
Provision for credit losses		6,096	5,100
Depreciation and amortization		3,279	3,006
Future income taxes, net		8,126	13,716
Gain on sale of securities, net		(2,328)	(49)
Change in accrued interest receivable and payable, net		92	7,753
Other items, net		(1,353)	(7,731)
Cash provided from continuing operations		44,057	51,189
Cash (used in) discontinued operations			
Loss from discontinued operations		–	(3,045)
Changes in non-cash net asset balances		–	(13,780)
		44,057	34,364
Cash Flows from Financing Activities			
Deposits, net		314,498	356,734
Dividends		(4,273)	(3,779)
Common shares issued, net of issue costs	(Note 10)	31,261	735
		341,486	353,690
Cash Flows Used in Investing Activities			
Loans, net		(328,640)	(311,594)
Interest bearing deposits with regulated financial institutions, net		(22,441)	(44,194)
Securities, net		(34,676)	(26,176)
Land, buildings and equipment, net		(4,354)	(5,339)
		(390,111)	(387,303)
(Decrease) Increase in Cash and Cash Equivalents		(4,568)	751
Cash and Cash Equivalents at Beginning of Year		48,020	47,269
Cash and Cash Equivalents at End of Year *		$ 43,452	$ 48,020
*** Represented by:**			
Cash resources per Consolidated Balance Sheet		$ 232,808	$ 214,935
Less non-operating, interest bearing deposits with regulated financial institutions		189,356	166,915
Cash and Cash Equivalents at End of Year		$ 43,452	$ 48,020
Supplemental Disclosure of Cash Flow Information			
Amount of interest paid in the year		$ 146,618	$ 126,728
Amount of income taxes paid in the year		$ 2,190	$ 1,514

October 31, 2001
($ thousands, unless otherwise stated)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with subsection 308 (4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada ("OSFI"), the financial statements are to be prepared in accordance with generally accepted accounting principles. The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

a) Basis of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries, after the elimination of inter company transactions and balances. Subsidiaries are defined as corporations whose operations are controlled by the Bank and are corporations in which the Bank owns more than 50 percent of the voting shares. See Note 20 for details of the subsidiaries.

Business acquisitions are accounted for using the purchase method. The difference between the acquisition cost of an investment and the fair value of the net identifiable assets acquired represents goodwill or other identifiable intangibles. This excess amount is deferred and amortized to income over the anticipated period of benefit, not to exceed 20 years. The unamortized balance is recorded in other assets. The carrying value of goodwill and other identifiable intangibles is evaluated regularly by reviewing the expected cash flows generated by the acquired subsidiary or asset. Any permanent impairment in value is written off to the Consolidated Statement of Income.

b) Securities

Securities are held in either the investment account or the trading account.

Investment account securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Debt securities are stated at amortized cost and equity securities are stated at cost or, if the value is permanently impaired, at net realizable value. Gains and losses realized on disposal of securities and adjustments to record any permanent impairment in value are included in other income. Amortization of premiums and discounts are reported in interest income from securities in the Consolidated Statement of Income.

Trading account securities, which are purchased for resale over a short period of time, are carried at estimated current market value. Gains and losses realized on disposal and adjustments to market value are reported in other income in the Consolidated Statement of Income in the period during which they occur.

c) Loans

Loans are stated net of unearned income and an allowance for credit losses (Note 1(d)).

Interest income is recorded on the accrual basis except for loans classified as impaired. Loans are determined to be impaired when payments are contractually past due 90 days, or where the Bank has taken realization proceedings, or where the Bank's management is of the opinion that the loan should be regarded as impaired. An exception may be made where management determines that the loan is well secured and in the process of collection and the collection efforts are reasonably expected to result in either repayment of the loan or restoring it to a current status within 180 days from the date the payment went in arrears. All loans are classified as impaired when a payment is 180 days in arrears other than loans guaranteed or insured for both principal and interest by the Canadian government, the provinces or a Canadian government agency. These loans are classified as impaired when payment is 365 days in arrears.

Impairment is measured as the difference between the carrying value of the loan at the time it is classified as impaired and the present value of the expected cash flows (estimated realizable amount), using the interest rate inherent in the loan at the date the loan is classified as impaired. When the amounts and timing of future cash flows cannot be reliably estimated, either the fair value of the security underlying the loan, net of any expected realization costs, or the current market price for the loan may be used to measure the estimated realizable amount. At the time a loan is classified as impaired, interest income will cease to be recognized in accordance with the loan agreement, and any uncollected but accrued interest will be added to the carrying value of the loan together with any unamortized premiums, discounts or loan fees. Subsequent payments received on an impaired loan are recorded as a reduction of the recorded investment in the loan. Impaired loans are returned to performing status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current and all charges for loan impairment have been reversed.

d) **Allowance for Credit Losses**
The Bank maintains an allowance for credit losses, which in management's opinion, is adequate to absorb credit related losses in its loan portfolio. The allowance for credit losses is deducted from the loan balance on the Consolidated Balance Sheet.

The allowance for credit losses consists of specific provisions and the general allowance for credit risk. Specific provisions include all the accumulated provisions for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes provisions for future losses inherent in the portfolio that are not presently identifiable by management of the Bank on an account by account basis. The general allowance for credit risk is established by taking into consideration historical trends in the loss experience during economic cycles, the current portfolio profile, estimated losses for the current phase of the economic cycle and historical experience in the industry.

Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses in the Consolidated Statement of Income is charged with an amount sufficient to keep the balance in the allowance for credit losses adequate to absorb all credit related losses.

e) **Securities Purchased Under Resale Agreements**
Securities purchased under resale agreements are secured loans as they represent a purchase of Government of Canada securities by the Bank effected with a simultaneous agreement to sell them back at a specified price on a future date, which is generally short term. Securities purchased under resale agreements are carried at cost. The difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as loan interest income in the Consolidated Statement of Income.

f) **Land, Buildings and Equipment**
Land is carried at cost. Buildings, equipment and furniture, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful life of the asset as follows: buildings – 20 years, equipment and furniture – 3 to 5 years, and leasehold improvements – term of lease. Gains and losses on disposal are recorded in other income in the Consolidated Statement of Income in the year of disposal.

g) **Translation of Foreign Currencies**
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Revenues and expenses in foreign currencies are translated at the average exchange rates prevailing during the year. Realized and unrealized gains and losses on foreign currency positions are included in other income in the Consolidated Statement of Income.

h) **Loan Fees**
Loan fees, net of directly related costs, are amortized to interest income over the expected term of the loan when such fees are considered to be an integral part of the return earned on the particular loan. Loans are stated net of unamortized fees.

i) **Income Taxes**
The Bank follows the asset and liability method of accounting for income taxes whereby current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. All future income tax assets are expected to be realized in the normal course of operations.

j) **Derivative Financial Instruments**
Interest rate, foreign exchange and equity contracts such as futures, options and swaps are entered into for asset liability management purposes. These contracts are designated and function as hedges and are accounted for on the accrual basis. Net accrued interest receivable/payable and deferred gains/losses are recorded in other assets or other liabilities, as appropriate. Interest income/expense and gains/losses are recognized as interest income or interest expense, as appropriate, over the hedged period.

k) **Earnings per Common Share**
Basic earnings per common share is calculated based on the average number of common shares outstanding during the year. Fully diluted earnings per share is calculated based on the imputed earnings method and includes the effect of all potential dilutive factors on earnings per common share.

l) **Stock Option Plans**
The Bank has stock option plans which are described in Note 10. No expense is recognized for these plans when the stock options are issued to the employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

m) **Employee Future Benefits**
Effective November 1, 2000, the Bank adopted a new accounting pronouncement which requires that all employee future benefits be accounted for on an accrual basis. There is no material impact on the financial statements resulting from this change.

2. CHANGE IN ACCOUNTING POLICY – INCOME TAXES

Effective November 1, 2000, the Bank adopted the asset and liability method of accounting for corporate income taxes as described in Note 1(i). Prior to November 1, 2000, the deferral method of accounting for income taxes was used.

The provisions were applied retroactively with restatement of the prior year's financial statements. As a result of the restatement, future income tax assets (included in Other Assets) were increased and deferred revenue (included in Other Liabilities) relating to unclaimed tax deductions was recorded. Future income tax assets relating to temporary differences between the tax and accounting bases of assets and liabilities were reduced by $600 with a corresponding increase to tax expense in 2000 to reflect the reduction in corporate income tax rates announced in the February 2000 federal budget.

Comparative financial statements as at October 31, 2000 were restated as follows:

Other assets increased	$ 3,511
Other liabilities increased	4,111
Net income and shareholders' equity decreased	600

In addition, a net future income tax liability of $426 has been reclassified from Other Assets to Other Liabilities to comply with the new provisions.

3. SECURITIES

The analysis of securities at carrying value, by type and maturity is as follows:

	Maturities				2001	2000
	Within 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total Book Value	Total Book Value
Securities Issued or Guaranteed by:						
Canada	$ 67,243	$ 40,044	$ 6,169	$ 5,093	$ 118,549	$ 103,227
A province	17,048	39,984	51,023	8,979	117,034	97,920
Other Debt Securities						
Floating rate notes	–	–	–	1,000	1,000	1,000
Other debt	–	–	–	–	–	19,954
Equity Securities	14,547	15,701	–	1,589 (2)	31,837	9,315
Total (1)	$ 98,838	$ 95,729	$ 57,192	$ 16,661	$ 268,420	$ 231,416

(1) All securities are held in the investment account.
(2) Includes securities with no specific maturity.

The analysis of unrealized gains and losses on investment securities is as follows:

	2001				2000			
	Book Value	Unrealized Gains	Unrealized Losses	Estimated Market Value	Book Value	Unrealized Gains	Unrealized Losses	Estimated Market Value
Securities Issued or Guaranteed by:								
Canada	$ 118,549	$ 1,169	$ 1	$ 119,717	$ 103,227	$ 5	$ 69	$ 103,163
A province	117,034	4,554	–	121,588	97,920	38	189	97,769
Other Debt Securities								
Floating rate notes	1,000	–	–	1,000	1,000	–	–	1,000
Other debt	–	–	–	–	19,954	5	27	19,932
Equity Securities	31,837	55	148	31,744	9,315	72	731	8,656
Total	$ 268,420	$ 5,778	$ 149	$ 274,049	$ 231,416	$ 120	$ 1,016	$ 230,520

4. IMPAIRED LOANS

Impaired loans and the related allowance for credit losses are as follows:

	2001			2000
	Gross Amount	Specific Provisions	Carrying Amount	Carrying Amount
Consumer and personal	$ 2,369	$ 443	$ 1,926	$ 2,373
Real estate	16,483	2,533	13,950	13,454
Industrial	6,120	1,816	4,304	5,217
Other	10,508	2,113	8,395	4,106
	35,480	6,905	28,575	25,150
General allowance for credit risk(1)	–	21,453	(21,453)	(20,915)
Total(2)	$ 35,480	$ 28,358	$ 7,122	$ 4,235

(1) The general allowance for credit risk is available for the total loan portfolio.
(2) Impaired loans include foreclosed real estate assets held for sale with a gross carrying value of $826 (2000 - $1,561) and a related specific allowance of $146 (2000 - $171).

At October 31, 2001 other past due loans totalled $nil (2000 - $1,828). Other past due loans are loans where payment of interest or principal is contractually 90 – 180 days in arrears but are not classified as impaired because they are well secured and considered fully collectible.

During the year interest recognized as income on impaired loans totalled $1,320 (2000 - $714).

5. ALLOWANCE FOR CREDIT LOSSES

The following table shows the changes in the allowance for credit losses during the year.

	2001			2000		
	Specific Provisions	General Allowance for Credit Risk	Total	Specific Provisions	General Allowance for Credit Risk	Total
Balance at beginning of year	$ 5,947	$ 20,915	$ 26,862	$ 5,172	$ 20,848	$ 26,020
Provision for credit losses	5,558	538	6,096	5,033	67	5,100
Write-offs	(4,619)	–	(4,619)	(4,480)	–	(4,480)
Recoveries	19	–	19	222	–	222
Balance at end of year	$ 6,905	$ 21,453	$ 28,358	$ 5,947	$ 20,915	$ 26,862

The Bank has virtually no loans booked outside of Canada and therefore has no country risk provisions.

6. LAND, BUILDINGS AND EQUIPMENT

	2001			2000
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Net Book Value
Land	$ 2,753	$ –	$ 2,753	$ 2,753
Buildings	3,190	1,948	1,242	1,375
Equipment and furniture	16,045	9,578	6,467	6,651
Leasehold improvements	8,952	3,400	5,552	3,971
Total	$ 30,940	$ 14,926	$ 16,014	$ 14,750

Depreciation and amortization for the year amounted to $3,085 (2000 - $2,752).

7. OTHER ASSETS

		2001	2000 (restated Note 2)
Accrued interest receivable		$ 14,938	$ 13,256
Future income tax asset	(Note 11)	6,777	14,433
Prepaid expenses		6,254	5,839
Deferred premiums and financing costs(1)		5,051	1,211
Taxes receivable		3,697	1,535
Other		2,973	2,073
Total		$ 39,690	$ 38,347

(1) The Consolidated Statement of Income includes amortization of deferred premiums and financing costs in interest income/expense of $322 (2000 – $150) and in other expenses of $13 (2000 – $13).

8. OTHER LIABILITIES

		2001	2000 (restated Note 2)
Accrued interest payable		$ 59,391	$ 57,617
Taxes payable		11,987	525
Accounts payable		5,087	4,811
Deferred revenue		708	4,712
Future income tax liability	(Note 11)	362	426
Other		338	1,919
Total		$ 77,873	$ 70,010

9. SUBORDINATED DEBENTURES

Each of the following qualifies as a bank debenture under the Bank Act and is subordinate in right of payment to all deposit liabilities. All redemptions are subject to the approval of OSFI. The convertible debentures are financial instruments which have both debt and equity components. The recommendation issued by the Canadian Institute of Chartered Accountants to account for these components separately was considered but the value assignable to the conversion option at the date of issue was deemed to be immaterial in each case.

	Interest Rate	Maturity Date	2001	2000
Conventional(1)				
The Province of Alberta	6.660 %	March 31, 2007	$ 5,000	$ 5,000
CIC Industrial Interests Inc. (an agency of the Province of Saskatchewan)	6.590 %	June 30, 2007	3,126	3,126
CLIC Investments (Canada) Inc.	6.415 %	July 31, 2007	5,000	5,000
			13,126	13,126
Convertible				
5.50% convertible debentures(2)	5.500 %	March 31, 2008	50,000	50,000
Crown Life Insurance Company(3)	5.700 %	July 31, 2009	4,000	4,000
			54,000	54,000
Total			$ 67,126	$ 67,126

(1) Each of the conventional debentures has a ten year term with a fixed interest rate for the first five years. Thereafter, if not redeemed by the Bank, interest will be payable at a rate equal to the Canadian Dollar CDOR 90 day Bankers Acceptance Rate plus 1%.

(2) These debentures are convertible into common shares at the option of the holder at any time prior to maturity, or the date specified for conversion by the Bank, whichever is earlier, at a conversion price of $30.50 per share (1,639,344 shares). At any time after March 31, 2003 the debentures are convertible by the Bank.

(3) This debenture is convertible into common shares, at the option of the holder, at any time prior to maturity. The Bank may redeem the debenture after July 31, 2004. The number of shares issued at conversion will be determined based on a $25.00 per share conversion price (160,000 shares).

10. CAPITAL STOCK

Authorized:

An unlimited number of common shares without nominal or par value

33,964,324 class A shares without nominal or par value

25,000,000 first preferred shares without nominal or par value, issuable in series

Issued and fully paid:

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Common shares				
Outstanding at beginning of year	11,216,417	$ 111,342	10,172,191	$ 98,484
Issued on equity offering	1,100,000	29,425	–	–
Issued on conversion of debentures and exercise of options(1)	243,932	3,175	1,044,226	12,858
Outstanding at End of Year	12,560,349	$ 143,942	11,216,417	$ 111,342

(1) In 2001, 243,932 (2000 – 119,026) options were exercised, at a weighted average exercise price of $13.02 (2000 - $10.86). In 2000, $11,565 of the 6.75% debentures were converted into 925,200 shares.

On April 3, 2001, the Bank completed an issue of 1,100,000 common shares. Gross cash proceeds totalled $29,425 and $805 was charged to retained earnings for share issue expenses, net of future income taxes.

The Bank has subordinated debentures which are convertible to common shares of the Bank as more fully described in Note 9. On November 30, 1999 the debenture holders converted all of the outstanding 6.75% convertible debentures, which totalled $11,565, to common shares resulting in the issuance of 925,200 common shares and a charge to retained earnings of $383 for share issue expenses, net of future income taxes.

The Bank also has authorized 1,126,873[1] common shares (2000 – 1,107,805) for issuance under option plans. Of the amount authorized, options exercisable into 1,077,783 shares are issued and outstanding (2000 – 1,039,870) and all expire within ten years of date of grant. The options are exercisable at a fixed price equal to the average of the market price on the day of and the four days preceding the grant. Outstanding options have exercise prices ranging from $8.73 to $26.12. Their weighted average remaining contractual life is 4.0 years and they expire on dates ranging from June 2003 to December 2007. The details of and changes in the issued and outstanding options follow:

	2001		2000	
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at beginning of year	1,039,870	$ 14.28	1,177,096	$ 13.96
Granted	289,445 [1]	25.50	19,000	19.72
Exercised	(243,932)	13.02	(119,026)	10.86
Forfeited	(7,600)	17.94	(37,200)	17.62
Balance at end of year	1,077,783	$ 17.56	1,039,870	$ 14.28
Exercisable at end of year	389,669	$ 14.67	427,581	$ 13.45

(1) Of this amount, 170,000 options are subject to shareholder and Toronto Stock Exchange approval.

11. INCOME TAXES

Income taxes consist of the following:

	2001	2000 (restated Note 2)
Consolidated Statement of Income		
Current	$ 8,311	$ (7,675)
Future	6,876	13,116
	15,187	5,441
Future federal and provincial tax rate reductions	1,250	600
Provision for income taxes	16,437	6,041
Income tax benefit relating to loss from discontinued operations	–	(2,074)
	16,437	3,967
Shareholders' Equity		
Income tax benefit related to share issue expenses	(534)	(175)
Total income taxes	$ 15,903	$ 3,792

A reconciliation of the statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that is reported in the Consolidated Statement of Income is as follows:

	2001		2000 (restated Note 2)	
Combined Canadian federal and provincial income taxes and statutory tax rate	$ 20,341	43.7 %	$ 16,017	45.2 %
Permanent differences				
Deferred revenue from unclaimed deductions for tax	(4,100)	(8.8)	(11,102)	(31.3)
Tax-exempt income	(281)	(0.6)	(254)	(0.7)
Temporary differences				
Unclaimed deductions for tax	(6,840)	(14.7)	(12,788)	(36.1)
Origination and reversal	6,876	14.8	13,116	37.0
Large corporations tax	444	1.0	604	1.7
Other	(1,253)	(2.7)	(152)	(0.5)
	15,187	32.7	5,441	15.3
Future federal and provincial tax rate reductions[1]	1,250	2.7	600	1.7
Provision for income taxes and effective tax rate	$ 16,437	35.4 %	$ 6,041	17.0 %

(1) Future federal and provincial tax rate reductions represent the write-down of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes.

Future income tax balances are comprised of the following:

	2001	2000
Net future income tax asset		
Allowance for credit losses	$ 8,122	$ 8,982
Unclaimed deductions for tax	–	6,503
Other temporary differences	(1,345)	(1,052)
	$ 6,777	$ 14,433
Net future income tax liability of subsidiary		
Allowance for credit losses	$ (288)	$ (331)
Other temporary differences	650	757
	$ 362	$ 426

At October 31, 2001, the Bank has approximately $11,796 (2000 - $11,796) of capital losses which are available to apply against future capital gains and have no expiry date. The tax benefit of these losses has not been recognized in income.

12. CONTINGENT LIABILITIES AND COMMITMENTS

a) Off-Balance Sheet Instruments

In the normal course of business, the Bank enters into various commitments and has contingent liabilities which are not reflected in the Consolidated Balance Sheet. These items are reported below and are expressed in terms of the contractual amount of the related commitment.

	2001	2000
Credit Instruments		
Guarantees and standby letters of credit	$ 44,006	$ 42,489
Commitments to extend credit	556,383	442,667
Total	$ 600,389	$ 485,156

Guarantees and standby letters of credit are issued on behalf of clients to third party beneficiaries as part of normal business operations. In the event of a call on any of these instruments, the Bank has recourse against its client. Issuance of guarantees and standby letters of credit is subject to the same credit assessment, approval, monitoring and control procedures as the extension of direct loans. Losses, if any, resulting from these transactions are not expected to be material.

Commitments to extend credit to customers also arise in the normal course of business and include recently authorized credit facilities not yet drawn down or credit facilities available on a revolving basis. In the majority of instances, availability of undrawn commercial commitments is subject to the borrower meeting specified financial tests or other covenants regarding completion or satisfaction of certain conditions precedent. It is also usual practice to include the right to review and withhold funding in the event of a material adverse change in the financial condition of the borrower. Given that undrawn credit authorizations arise out of approvals granted through the normal credit assessment process, such commitments bear virtually the same credit risk as fully advanced loan assets. From a liquidity perspective, undrawn credit authorizations will be funded over time with draws in many cases extending over a period of months. In some instances authorizations are never advanced or may be reduced because of changing requirements. The balance of commitments to extend credit shown in the table above does not account for principal drawdowns or paybacks that occur in the normal course of operations. Revolving credit authorizations are subject to repayment which on a pooled basis also decreases liquidity risk.

b) Lease Commitments

The Bank has obligations under long-term non-cancellable leases for the rental of premises and office equipment. Minimum future lease commitments for each of the five succeeding years and thereafter are as follows:

2002	$ 4,037
2003	4,192
2004	3,919
2005	3,486
2006	3,416
2007 and thereafter	10,646
Total	$ 29,696

13. TRUST ASSETS UNDER ADMINISTRATION

Trust assets under administration of $873,538 (2000 - $741,181) represent assets held for personal and corporate clients, administered by a subsidiary, and are kept separate from the subsidiary's own assets. Trust assets under administration are not reflected in the Consolidated Balance Sheet.

14. RELATED PARTY TRANSACTIONS

The Bank makes loans, primarily residential mortgages, to its officers and employees at various preferred rates and terms. The total amounts outstanding for these type of loans are $18,086 (2000 - $17,577).

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the estimated consideration that would be agreed upon in a current transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted market price. However, most of the Bank's financial instruments lack an available trading market as they are not typically exchanged. Therefore, these instruments have been valued assuming they will not be sold, using present value or other suitable techniques and are not necessarily representative of the amounts realizable in an immediate settlement of the instrument.

Changes in interest rates are the main cause of changes in the fair value of the Bank's financial instruments. The carrying value of the majority of the financial instruments is not adjusted to reflect increases or decreases in fair value due to interest rate changes as the Bank's intention is to realize their value over time by holding them to maturity. The carrying value of financial instruments held for trading purposes would be continually adjusted to reflect fair value. At October 31, 2001 and 2000 there were no financial instruments held for trading purposes.

The table below sets out the fair values of on-balance sheet financial instruments and derivative instruments using the valuation methods and assumptions referred to below.

The methods and assumptions used to estimate the fair values of on-balance sheet financial instruments are as follows:

- cash resources, other assets and other liabilities are assumed to approximate their carrying values, due to their short-term nature;
- securities are assumed to be equal to the estimated market value of securities provided in Note 3. These values are based on quoted market prices, if available. Where a quoted market price is not readily available, other valuation techniques are used to estimate fair value;
- loans reflect changes in the general level of interest rates which have occurred since the loans were originated and are net of the allowance for credit losses. For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market. For all other loans, fair value is estimated by discounting the expected future cash flows of these loans at current market rates for loans with similar terms and risks;
- deposits with no stated maturity are assumed to be equal to their carrying values. The estimated fair values of fixed rate deposits are determined by discounting the contractual cash flows at current market rates for deposits of similar terms; and
- the fair values of subordinated debentures are determined by reference to current market prices for debt with similar terms and risks.

Fair values are based on management's best estimates based on market conditions and pricing policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgement and as such may not be reflective of future fair values.

		2001			2000		
		Book Value	Fair Value	Fair Value Over (Under) Book Value	Book Value	Fair Value [3]	Fair Value Over (Under) Book Value
Assets							
Cash resources		$ 232,808	$ 232,808	$ –	$ 214,935	$ 214,935	$ –
Securities	(Note 3)	268,420	274,049	5,629	231,416	230,520	(896)
Loans		2,882,636	2,907,653	25,017	2,560,092	2,542,528	(17,564)
Other assets[1]		19,474	19,474	–	15,612	15,612	–
Liabilities							
Deposits		3,042,307	3,091,461	49,154	2,727,809	2,725,890	(1,919)
Other liabilities[2]		76,610	76,610	–	63,255	63,255	–
Subordinated debentures		67,126	69,729	2,603	67,126	66,620	(506)
Off-Balance Sheet Derivative Financial Instruments							
Net asset	(Note 16)			$ 6,807			$ 455

The table does not include assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

(1) Other assets exclude future income tax asset, prepaid expenses, deferred premiums and financing costs and other items which are not financial instruments.
(2) Other liabilities exclude future income tax liability, deferred revenue and other items which are not financial instruments.
(3) During the year, the method of calculating the interest rates used to discount the expected future cash flows for loans and deposits was changed. In order to provide meaningful year-over-year comparison, comparative fair value amounts for 2000 have been restated. Fair value amounts for 2000 have changed as follows: loans decreased $3,336 and deposits decreased $6,113.
(4) For further commentary on interest rates associated with financial assets and liabilities, including off-balance sheet instruments, refer to the Market Risk section of Management's Analysis of Operations and Financial Condition which includes the asset liability gap position and effective interest rates.

16. DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into derivative financial instruments for risk management purposes.

Interest rate swaps and interest rate floors (or caps) are used as hedging devices to control interest rate risk. The Bank only enters into these interest rate derivative instruments for its own account and does not act as an intermediary in this market. The credit risk is limited to the amount of any adverse change in interest rates applied on the notional contract amount should the counterparty default. Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The credit risk is limited to the average return on an equity index applied on the notional contract amount should the counterparty default. The principal amounts are not exchanged and hence are not at risk. Approved counterparties and maximum notional limits are established and monitored by the Asset Liability Committee of the Bank.

At the present time it is policy to undertake foreign exchange transactions only for the purposes of meeting needs of clients and of day to day business. Foreign exchange markets are not speculated in by taking a trading position in currencies. Maximum exposure limits are established and monitored by the Asset Liability Committee and are defined by allowable unhedged amounts. The position is managed within the allowable target range by spot and forward transactions or other hedging techniques. Exposure to foreign exchange risk is not material to the Bank's overall position.

The following table summarizes the off-balance sheet financial instrument portfolio and the related credit risk. Notional amounts represent the amount to which a rate or price is applied in order to calculate the exchange of cash flows. The notional amounts are not recorded on the Consolidated Balance Sheet. They represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The future credit exposure represents the potential for future changes in value and is based on a formula prescribed by OSFI. The credit risk equivalent is the sum of the future credit exposure and the replacement cost. The risk-weighted balance represents the credit risk equivalent weighted according to the credit worthiness of the counterparty as prescribed by OSFI.

	2001					2000				
	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance
Interest Rate Contracts										
Interest rate swaps	$ 372,000	$ 7,317	$ 935	$ 8,252	$ 1,650	$ 269,000	$ 359	$ 320	$ 679	$ 136
Equity Contracts	9,005	225	720	945	189	3,535	538	283	821	164
Total	$ 381,005	$ 7,542	$ 1,655	$ 9,197	$ 1,839	$ 272,535	$ 897	$ 603	$ 1,500	$ 300

The following table shows the off-balance sheet financial instruments split between those contracts that have a positive fair value (favourable contracts) and those that have a negative fair value (unfavourable contracts).

	2001				2000			
	Favourable Contracts (Assets)		Unfavourable Contracts (Liabilities)		Favourable Contracts (Assets)		Unfavourable Contracts (Liabilities)	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Contracts								
Interest rate swaps	$ 352,000	$ 7,317	$ 20,000	$ 12	$ 170,000	$ 359	$ 99,000	$ 440
Equity Contracts	1,610	225	7,395	723	3,410	538	125	2
Total	$ 353,610	$ 7,542	$ 27,395	$ 735	$ 173,410	$ 897	$ 99,125	$ 442

The aggregate contractual or notional amount of the off-balance sheet financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus, the aggregate fair values of these financial assets and liabilities can fluctuate significantly from time to time. The average fair values of the off-balance sheet financial instruments on hand during the year are set out in the following table.

	2001	2000
Favourable off-balance sheet financial instruments (assets)	$ 2,925	$ 842
Unfavourable off-balance sheet financial instruments (liabilities)	$ 598	$ 748

The following table summarizes maturities of off-balance sheet financial instruments and weighted average interest rates paid and received on interest rate contracts.

	2001				2000			
	Maturity				Maturity			
	1 year or less		Over 1 to 5 years		1 year or less		Over 1 to 5 years	
	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate
Interest Rate Contracts								
Interest rate swaps -								
receive fixed amounts(1)	$ 185,000	4.60 %	$ 187,000	5.01 %	$ 205,000	6.02 %	$ 64,000	5.90 %
Equity Contracts(1)(2)	–		9,005		–		3,535	
Total	$ 185,000		$ 196,005		$ 205,000		$ 67,535	

(1) The Bank pays (floating) interest amounts based on the one month (30 day) Canadian bankers' acceptance rate.
(2) The contractual interest rate is not meaningful for equity contracts. The Bank receives amounts based on the increase in an equity index.

17. RISK MANAGEMENT

As part of the Bank's risk management practices, the risks that are significant to our business are identified, monitored and controlled. These risks include credit risk, liquidity risk, market risk, and operational risk. Descriptions of the nature of these risks and how they are managed is provided in the commentary on pages 41 to 49 of Management's Analysis of Operations and Financial Condition.

Information on specific measures of risk included in the consolidated financial statements is included in these notes for the allowance for credit losses, derivative financial instruments and fair value of financial instruments. Additional information on interest rate sensitivity and the effective interest rates on financial instruments is provided on pages 47 to 49 of Management's Analysis of Operations and Financial Condition.

18. DISCONTINUED OPERATIONS

On December 21, 1999 the Bank announced the sale of its brokerage subsidiary, which closed February 16, 2000. An after tax loss of $3,045, including the operating loss and loss on disposal, was charged to discontinued operations in 2000.

19. SEGMENTED INFORMATION

The Bank operates principally in personal and commercial banking in Canada. Personal and commercial banking includes the operations of the Bank and its trust subsidiary which provides a wide range of banking and trust services to retail and personal clients and commercial business clients primarily in western Canada.

20. SUBSIDIARIES

Canadian Western Bank Subsidiaries

(annexed in accordance with subsection 308 (3) of the Bank Act)
October 31, 2001

	Address of Head Office	Carrying Value of Voting Shares Owned by the Bank (1)	Percentage of Issued and Outstanding Voting Shares Owned by the Bank
Canadian Western Trust Company	10303 Jasper Avenue Edmonton, Alberta	$ 13,938	100 %
CWB Canadian Western Financial Ltd.	10303 Jasper Avenue Edmonton, Alberta	$ –	100 %

(1) The carrying value of voting shares is stated at the Bank's equity in the investments.

21. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year presentation.

CORPORATE GOVERNANCE

Introduction

The Board of Directors and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment.

The Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board on the optimum approach to governance issues to enhance corporate performance.

The Board and Board Committees

The Board is currently comprised of thirteen members. The number of directors reflects the desire to have the members represent the geographical jurisdictions in which the Bank operates and the need to fill the memberships of the two required committees, the Audit and Conduct Review Committees, and the other board committees which are the Loans Committee and the Corporate Governance & Human Resources Committee. The Board has reviewed the status of each of its directors and determined if they are "affiliated" (as defined by the affiliation rules set forth in the Bank Act (the "Act")) or "unrelated", as defined in the Toronto Stock Exchange ("TSE") guidelines on corporate governance. As a result of this review, the Board has determined that one of the directors is affiliated (the CEO) and he is also the only inside director. All other directors are "unrelated".

At the time of appointment to the Board, at least 75 percent of the board members must be resident Canadians and no more than four members may be employees of the Bank. The Chairman is an independent director and is appointed annually by the members of the Board. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board. The Board expects all significant risks and internal controls to be identified and reported upon by senior management to the Board and/or its committees.

The Board holds four regular meetings each year, as well as additional meetings as required. Most committees meet quarterly and all meet annually at a minimum. A meeting agenda matrix is issued to ensure meetings of the Board and its committees are efficient and complete.

The Board of Directors as a whole has expressly assumed responsibility for developing the Bank's approach to governance issues although the Corporate Governance & Human Resources Committee plays a key role by recommending and reporting on governance issues to the Board. In addition, certain governance issues have been delegated to other committees of the Board.

The Act contains several sections dealing with the governance of a bank through its board of directors. These sections prescribe matters such as limitations on the number of directors who can be affiliated or non-resident, certain powers that must be transacted by the full Board, and requirements to establish both an audit committee and a conduct review committee. The Act also prescribes certain minimum benchmarks for board and committee membership, quorums and the transaction of business by the Board. The three encompassing duties in the Act that form the basis for the Board's mandate are:

- to manage or supervise the management of the business and affairs of the Bank;
- to act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances; and
- to comply with the Act, the regulations, the Bank's incorporating instrument and its by-laws.

The mandate of the Board also includes references to compliance with the Canada Deposit Insurance Corporation's ("CDIC") Standards of Sound Business and Financial Practices. Generally speaking, the current practices and related standards covered all major risk areas of a bank and called for the Board at least annually to approve the policies and review the management programs associated with:

- interest rate risk management;
- securities portfolio management;
- liquidity and funding management;
- foreign exchange risk management;
- capital management;
- internal controls;
- real estate appraisals; and
- credit risk management.

The areas of real estate appraisals and credit risk management have been delegated to the Loans Committee of the Board.

CDIC with consultation from the Canadian Bankers Association has recently completed the modernization of the Standards. The first reporting cycle under the new Standards commences in July 2002. Similar to the previous process, an annual attestation on adherence to the modernized Standards (covering the broad areas of Corporate Governance, Strategic Management, Risk Management, Liquidity and Funding Management, Capital Management, Control Environment, Business Conduct and Process to Ensure Control) will be required.

The mandate of the Board also specifically includes other matters which are not necessarily stated in the Act or in the CDIC standards and they are summarized as follows:

- approve the annual statement and specified returns, prior to release to the public or submission to OSFI;
- review and approve the annual strategic business plan and accompanying capital plan and financial operating budget, including capital expenditures;
- declare dividends;
- outline the content and frequency of management reports on financial operations;
- review and ratify the employment, appointment, grade levels and compensation of the top five executive employees and approve all senior officer appointments;
- review succession plans;
- review any recommendations from regulators or external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;
- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls;
- review and accept reports from the Audit, Conduct Review and Corporate Governance & Human Resources Committees; and
- approve loan write-offs.

Audit Committee

This committee is comprised of five outside directors and its mandate is summarized as follows:

- review the annual statement and other required and related annual public documents and report thereon to the directors before approval is given;
- review such returns as OSFI may specify;
- require management to implement and maintain appropriate internal control procedures. Review, evaluate and approve those procedures;
- review such investments and transactions of the Bank, that could adversely affect the well-being of the Bank as the shareholders' auditor or any officer of the Bank may bring to the attention of the committee;
- meet with the shareholders' auditor to discuss the annual statements and the returns and transactions referred to within the mandate;
- meet with the chief inspector and management to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department;
- review the quarterly reports to the shareholders, including the interim unaudited statements, and report thereon to the directors before approval is given;
- review a quarterly report from the Loans Committee of the Board, concerning the quality of the loan portfolio, the adequacy of the allowance for credit losses and accounts recommended for write-off;
- review the CDIC Standards Assessment and Reporting Program (SARP) annually and report thereon to the directors before approval is given;
- review the terms of the shareholders' auditor's engagement, their level of compensation, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgements of management;
- review the independence of the shareholders' auditor;
- review correspondence received from regulators concerning the effectiveness of internal controls within the Bank or other matters falling within the responsibility of the Committee, including a review of the shareholders' auditor's management letter and OSFI's annual review letter and management's responses thereto;
- review the appointment of the Chief Financial Officer and the Chief Inspector;
- meet regularly with the internal and external auditors without management present; and
- as the Committee sees as fit and proper, review other items or matters that may affect the well-being of the Bank.

Conduct Review Committee

This committee is comprised of four outside directors and its mandate is summarized as follows:

- establish procedures to ensure disclosure of transactions with specified related parties of the Bank and, further, to review any such transactions to ensure compliance with the Act, either approving or declining the transactions, as required;
- review and approve internal policies for credit arrangements and financial services available to employees of the Bank under the regulations concerning officers and associated parties;
- monitor aggregate transactions of the Bank with directors as well as officers and their interests to ensure continued compliance with the Act with excesses brought to the Board for consideration;
- review the conduct policy on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to;
- ensure every employee, officer and Board member agrees to comply, in writing, with annual acknowledgement, with the Bank's conduct policy; and
- after each meeting provide a report to the directors on all transactions and other matters reviewed by the committee.

Corporate Governance & Human Resources Committee

This committee is comprised of six outside directors and its mandate is summarized as follows:

- recommend to the Board appropriate structure and process required to address governance issues and maintain compliance with all corporate governance guidelines;
- review and monitor compliance with corporate governance guidelines and follow any issues noted by the members or as reported to them by management or other directors from time to time;
- no less than annually, report to the Board on corporate governance issues and any instances of non-compliance, together with appropriate recommendations;
- hire appropriate consultants, or request management to perform studies and to furnish other information as required; to review such information and take such actions based thereon as appropriate;
- review and recommend to the Board the employment and appointment of the top five executive employees, to establish their grade levels and compensation, as well as to determine promotions and to make changes in the level of compensation and grade of incumbent executive employees and officers;
- review the position descriptions for the top five executive employees, ensuring they remain current and accurate and, further, to also ensure position descriptions are in place for all other executive officers;
- establish an executive compensation structure to compensate all levels of executive employees and, within such compensation structure as may at that time be in effect, to make adjustments and annual revisions as necessary;
- ensure an annual performance appraisal is completed for the CEO and that it is reviewed with him by the Chairman of the Board;
- establish, amend and, where appropriate, terminate:
  - programs and other personal benefits granted to executive employees;
  - incentive compensation plans and other bonus arrangements, to administer such plans and to make appropriate interpretations and determinations as required;
  - share incentive plans and similar arrangements involving the grant of share options, or other benefits to employees attendant upon the issuance of securities, and, in addition, to make grants of options under any share incentive plan and generally to administer such plans, subject to necessary regulatory and shareholder approval; and
  - annuity, pension, and retirement programs for executive employees;
- review the human resource succession plan as prepared by senior management for all officers and any other senior position considered critical to operations;
- seek and recommend individuals to be considered for Board membership, as required by the Board, and forward their recommendations with written rationale, compared against published terms of reference, to the Board for their consideration;
- review, monitor, and make recommendations regarding new director orientation and the ongoing development of existing Board members;
- evaluate, at least bi-annually, Board membership (including composition and size) and the involvement/performance of the membership with concerns recorded, and brought to the attention of the committee chair, who, in conjunction with the committee, determines if further action is required;
- review and recommend to the Board the fees and other benefits to be paid to directors; and
- make recommendations to the Board regarding revisions or additions to the Board of Directors Manual.

Loans Committee

This committee is comprised of nine directors, eight of whom are unrelated. The CEO, who is an affiliated, inside director, is a member of this Committee. Its mandate is summarized as follows:

- establish and approve a lending limit for the Bank and the CEO within the limits established by the Board and review such limits at least annually;
- review, approve and/or decline all credit applications for amounts in excess of delegated limits up to the limit established, not to exceed ten percent of regulatory capital;
- recommend for approval of the full Board, any loan proposals in excess of the Bank's limit;
- recommend for approval of the full Board loan proposals to directors, related entities and Bank subsidiaries;
- annually review and approve the credit risk management program and policies, including management's real estate appraisal policies and procedures, to ensure they are sound, prudent and in accordance with CDIC standards;
- review management's recommendations for loan loss provisions and loan write-offs and recommend acceptance to the Audit Committee for their presentation to the Board; and
- provide direction with respect to the identification criteria, procedure and action required on loans reported by management to be less than satisfactory.

Other Areas of Consideration

The Bank has not adopted a formalized process of orientation for new Board members although all directors are provided with a Directors Manual, outlining key governance information and reference material. It is worthy of note that seven of the twelve outside directors have served on the Board for twelve years or more. There is also a Board and member review and assessment program whereby every second year, directors complete a formal assessment of the operations and effectiveness of the Board and its committees. Every second year, directors may complete a formal assessment on individual directors' effectiveness. In the current year a formal assessment on individual directors' effectiveness was undertaken.

In order to carry out its responsibilities the Board must have timely access to information which is available via discussions with the Bank's senior management and through a comprehensive information package sent out prior to each board meeting which includes the agenda, minutes of previous meetings and supporting documentation for specific agenda items. The Board has also put in place a policy providing for individual directors to engage outside advisors if the circumstances are warranted.

The Bank is also committed to ensuring quality and timely information is available to all shareholders. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer.

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

Conclusion

The Bank's corporate governance approach is in compliance with the TSE guidelines. It will continue to develop over time with the Corporate Governance & Human Resources Committee playing a key role in monitoring, developing and recommending to the Board on governance issues as warranted.

CHAIRMAN

Jack C. Donald

OFFICE OF THE CHIEF EXECUTIVE OFFICER

Larry M. Pollock
President and Chief Executive Officer

Allister J. McPherson
Executive Vice President

Jack C. Wright
Vice President

CREDIT RISK MANAGEMENT

Donald C. Kemp
Senior Vice President

Chris H. Fowler
Senior Assistant Vice President

Wally N. Streit
Senior Assistant Vice President

Dennis M. Crough
Assistant Vice President, Industrial Credit

A. Wayne MacInnes
Assistant Vice President

L.W. (Les) Shore
Assistant Vice President, Commercial Banking

Ken W. Stewart
Assistant Vice President

CORPORATE & STRATEGIC OPERATIONS

William J. Addington
Executive Vice President

Erwin Granson
Assistant Vice President, Asset Management

Richard N. Hallson
Assistant Vice President, Corporate Lending

TREASURY & OPERATIONS

Ricki L. Moffat
Senior Assistant Vice President, Treasury and Agent Administration

Michael Vos
Senior Assistant Vice President, Systems

M. Wayne Bond
Assistant Vice President, Corporate Administration

Roger J. Pogue
Assistant Vice President, Operations

FINANCE

Tracey C. Ball, C.A.
Senior Vice President and Chief Financial Officer

Diane M. Davies, C.A.
Senior Assistant Vice President and Chief Accountant

Carolyn J. Graham, C.A.
Assistant Vice President

HUMAN RESOURCES

Uve Knaak
Senior Assistant Vice President

INTERNAL AUDIT

David R. Gillespie
Vice President and Chief Inspector

Blair R. Himmelreich
Assistant Vice President

MARKETING AND PRODUCT DEVELOPMENT

R. Graham J. Gilbert
Vice President

COMMERCIAL BANKING PRAIRIE REGION

S. Wayne Bamford
Vice President and Regional Manager

Michael N. Halliwell
Senior Assistant Vice President
Main Branch, Calgary

Gus W. Itzek
Senior Assistant Vice President, Energy Lending
Main Branch, Calgary

Robert H. Bean
Assistant Vice President
Winnipeg

Richard Brodeur
Assistant Vice President
Calgary Northeast

J. Richard Ferris
Assistant Vice President
Foothills Branch, Calgary

Doug A. Finnie
Assistant Vice President,
Saskatoon

Donald P. Grummett
Assistant Vice President
Lethbridge

Ken R. MacDonald
Assistant Vice President
Regina

Donald J. Odell
Assistant Vice President
Red Deer

Al Steingart
Assistant Vice President
Chinook Station, Calgary

COMMERCIAL BANKING NORTHERN ALBERTA REGION

William A. Book
Vice President and Regional Manager

Ken Arndt
Assistant Vice President
South Edmonton Common

Ron S. Baker
Assistant Vice President
West Point, Edmonton

David M. Castell
Assistant Vice President
Main Branch, Edmonton

Gary L. Comber
Assistant Vice President, Real Estate Lending
Main Branch, Edmonton

Roger J. Delveaux
Assistant Vice President and Deputy Manager
Main Branch, Edmonton

Wayne C. Dosman
Assistant Vice President
South Edmonton Common

Robert Inkpen
Assistant Vice President, Real Estate Lending
Main Branch, Edmonton

Heinz H. Kleist
Assistant Vice President
Southside Branch, Edmonton

Gary R. Mitchell
Assistant Vice President
103rd Street, Edmonton

Jake G. Muntain
Assistant Vice President
103rd Street, Edmonton

Garnett J. Way
Assistant Vice President, Real Estate Lending
Main Branch, Edmonton

COMMERCIAL BANKING BRITISH COLUMBIA REGION

Rod W. Sorbo
Vice President and
Regional Manager

Serge Biln
Senior Assistant
Vice President
Park Place, Vancouver

Robert G.P. Berzins
Assistant Vice President
Granville & 13th, Vancouver

Russ M. Burke
Assistant Vice President
Nanaimo

Bob Duffield
Assistant Vice President
Park Place, Vancouver

Ian G. Graham
Assistant Vice President
Kelowna

Mark R.C. Ireton
Assistant Vice President
Park Place, Vancouver

Gerald W. Laliberte
Assistant Vice President
Victoria

Craig Martin
Assistant Vice President
Langley

Dave McCosh
Assistant Vice President
Coquitlam

REAL ESTATE LENDING VANCOUVER

Raymond L. Young
Vice President

Robert E. Wigmore
Senior Assistant
Vice President

W. Bruce Gibbard
Assistant Vice President

Jack B. Harms
Assistant Vice President

INDUSTRIAL LENDING AND LEASING

Donald C. Watson
Vice President

James O. Burke
Assistant Vice President
and District Manager
Calgary

Dean G. Cudmore
Assistant Vice President
Coquitlam

Michael J. Docherty
Assistant Vice President
Foothills Branch, Calgary

James S. Kitchin
Assistant Vice President
Kelowna Industrial Centre

Taras D. Luciw
Assistant Vice President
West Point, Edmonton

Keith C. MacLellan
Assistant Vice President
Grande Prairie

David B. Subject
Assistant Vice President
Nanaimo

John Van Boeyen
Assistant Vice President
Coquitlam

CANADIAN WESTERN TRUST COMPANY - VANCOUVER

Adrian M. Baker
Vice President
and General Manager

Mario V. Furlan
Assistant Vice President,
Real Estate Lending

Patrick F. Rennison
Assistant Vice President,
Real Estate Lending

OMBUDSMAN

W. Paul Lefaivre

BOARD OF DIRECTORS

CANADIAN WESTERN BANK & TRUST

Charles R. Allard[2,3]
President
Rosedale Meadows
Development Inc.
Edmonton, Alberta

Albrecht W. A. Bellstedt, Q.C.[3,4]
Executive Vice President
Law and General Counsel
TransCanada PipeLines
Calgary, Alberta

Jack C. Donald[2,4]
Board Chairman
Parkland Industries Ltd.
Red Deer, Alberta

Jordan L. Golding[1]
Corporate Director
and Consultant
Retired Partner
KPMG
Boston, Massachusetts, USA

Allan W. Jackson[2,3,4]
President
ARCI Ltd.
Calgary, Alberta

Wendy A. Leaney[1,2]
President
Wyoming Associates Ltd.
Toronto, Ontario

Robert A. Manning[1,4]
President
Cathton Holdings Ltd.
Edmonton, Alberta

Gerald A.B. McGavin, F.C.A., C.M.[1,2]
President
McGavin Properties Inc.
Vancouver, British Columbia

Howard E. Pechet[2,4]
President
Mayfield Consulting Inc.
La Jolla, California, USA

Robert L. Phillips[2,4]
Group President & CEO
BCR Group of Companies
North Vancouver, British
Columbia

Larry M. Pollock[2]
President and Chief
Executive Officer
Canadian Western
Bank & Trust
Edmonton, Alberta

Alan M. Rowe, C.A.[1]
Senior Vice President,
Chief Financial Officer and
Corporate Secretary
Crown Life Insurance
Company
Regina, Saskatchewan

Arnold J. Shell[2,3]
President
Arnold J. Shell Consulting Inc.
Calgary, Alberta

1 Audit Committee Member
2 Loans Committee Member
3 Conduct Review Committee Member
4 Corporate Governance & Human Resources Committee Member

DIRECTORS EMERITUS

John Goldberg
Arthur G. Hiller
Peter M.S. Longcroft
Dr. Maurice W. Nicholson
Alma M. McConnell
Eugene I. Pechet
Dr. Maurice M. Pechet
Fred Sparrow

SHAREHOLDER INFORMATION

Canadian Western Bank & Trust Head Office
Suite 2300,
Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western
Trust Company
22nd Floor, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 669-0081
Fax: (604) 685-9997
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture
Symbol: CWB.DB.A

Transfer Agent and Registrar Mailing Address
Computershare Trust
Company of Canada
Suite 970
Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3N6
Telephone: (780) 448-7598
Fax: (780) 426-4032

Corporate Secretary
Charles R. Allard
Rosedale Meadows
Development Inc.
Edmonton, Alberta

Inquiries From Shareholders
Any notification regarding change of address or change in registration of shares should be directed to the Transfer Agent. Any inquiries other than change of address or change in registration may be directed to the President and Chief Executive Officer.

Annual Meeting
The annual meeting of the common shareholders of Canadian Western Bank will be held on March 7, 2002 at the Fairmont Hotel MacDonald (Empire Ballroom), 10065 – 100th Street, Edmonton, Alberta at 2:00 p.m. (MST).

Investor Relations
For further financial information call Jon Kieran at Hume, Kieran Inc.
(416) 868-1079,
or fax (416) 868-6198,
or visit our website at
www.cwbank.com/investor_info

BRANCH OFFICES

Alberta

EDMONTON

Edmonton Main
11350 Jasper Avenue
Edmonton, Alberta T5K 0L8
Telephone: (780) 424-4846
Deputy Branch Manager –
Roger Delveaux

103rd Street
Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3N6
Telephone: (780) 423-8801
Branch Manager – Jake Muntain

South Edmonton Common
2142 – 99 Street
Edmonton, Alberta T6N 1L2
Telephone: (780) 988-8607
Branch Manager – Wayne Dosman

Southside
7933 - 104 Street
Edmonton, Alberta T6E 4C9
Telephone: (780) 433-4286
Branch Manager – Heinz Kleist

West Point
17603 - 100 Avenue
Edmonton, Alberta T5S 2M1
Telephone: (780) 484-7407
Branch Manager – Ron Baker

RSP Administration/ Agent Processing Centre
Suite 2200, 10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Branch Manager – Lina Langford

CALGARY

Calgary Main
606 - 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 262-8700
Branch Manager – Michael Halliwell

Calgary Northeast
2810 – 32nd Avenue N.E.
Calgary, Alberta T1Y 5J4
Telephone: (403) 250-8838
Branch Manager – Richard Brodeur

Chinook Station
6606 MacLeod Trail S.W.
Calgary, Alberta T2H 0K6
Telephone: (403) 252-2299
Branch Manager – Al Steingart

Foothills
6127 Barlow Trail S.E.
Calgary, Alberta T2C 4W8
Telephone: (403) 269-9882
Branch Manager – Rick Ferris

RED DEER

5013 - 49 Avenue
Red Deer, Alberta T4N 3X1
Telephone: (403) 341-4000
Branch Manager – Don Odell

LETHBRIDGE

744 - 4th Avenue South
Lethbridge, Alberta T1J 0N8
Telephone: (403) 328-9199
Branch Manager –
Donald Grummett

GRANDE PRAIRIE INDUSTRIAL LENDING CENTRE

5th Floor, 214 Place
9909 - 102 Street
Grande Prairie, Alberta T8V 2V4
Telephone: (780) 831-1888
Branch Manager – Keith MacLellan

British Columbia

VANCOUVER

Regional Office
22nd Floor, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 669-0081

Granville & 13th
2899 Granville Street
Vancouver, B.C. V6H 3J4
Telephone: (604) 730-8818
Branch Manager – Rob Berzins

Park Place
666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 688-8711
Branch Manager – Serge Biln

RSP Administration/ Agent Processing Centre
22nd Floor, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 443-5175
Toll free: 1-800-663-1000
Branch Manager -
Huguette Holmes

COQUITLAM

Unit 310, 101 Schoolhouse Street
Coquitlam, BC V3K 4X8
Telephone: (604) 540-8829
Branch Manager – David McCosh

COURTENAY

470 Puntledge Road
Courtenay, B.C. V9N 3R1
Telephone: (250) 334-8888
Branch Manager – Alan Dafoe

KELOWNA

Kelowna
1674 Bertram Street
Kelowna, B.C. V1Y 9G4
Telephone: (250) 862-8008
Branch Manager – Ian Graham

Kelowna Industrial Centre
#101, 1505 Harvey Avenue
Kelowna, B.C. V1Y 6G1
Telephone: (250) 860-0088
Branch Manager – James Kitchin

Cranbrook Satellite Office
2009 – 5th Street South
Cranbrook, BC V1C 1K6
Telephone: (250) 426-1140
Account Manager – Mike Eckersley

LANGLEY

19915 – 64th Avenue
Langley, B.C. V2Y 1G9
Telephone: (604) 539-5088
Branch Manager – Craig Martin

NANAIMO

6475 Metral Drive
Nanaimo, B.C. V9T 2L9
Telephone: (250) 390-0088
Branch Manager – Russ Burke

SURREY

Strawberry Hill
7548 - 120 Street
Surrey, B.C. V3W 3N1
Telephone: (604) 591-1898
Branch Manager – Richard Howard

VICTORIA

1201 Douglas Street
Victoria, B.C. V8W 2E6
Telephone: (250) 383-1206
Branch Manager – Gerry Laliberte

Saskatchewan

REGINA

1881 Scarth Street
McCallum Hill Centre II
Regina, Saskatchewan S4P 4K9
Telephone: (306) 757-8888
Branch Manager – Ken MacDonald

SASKATOON

244 - 2nd Avenue S.
Saskatoon, Saskatchewan S7K 1K9
Telephone: (306) 477-8888
Branch Manager – Doug Finnie

YORKTON

#45, 277 Broadway Street E.
Yorkton, Saskatchewan S3N 3G7
Telephone: (306) 782-1002
Branch Manager – Barb Apps

Manitoba

WINNIPEG

234 Portage Avenue
Winnipeg, Manitoba R3C 0B1
Telephone: (204) 956-4669
Branch Manager – Robert Bean

Canadian Western Trust

BRITISH COLUMBIA

22nd Floor, 666 Burrard Street
Vancouver, B.C. V6C 2X8
Telephone: (604) 669-0081

ALBERTA

2810 – 32nd Avenue N.E.
Calgary, Alberta T1Y 5J4
Telephone: (403) 250-8838

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Photography by Bluefish Studios
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Printed in Canada.

CANADIAN WESTERN BANK
Think Western

Canadian Western Bank Place
Suite 2300, 10303 Jasper Avenue
Edmonton, Alberta T5J 3X6